WaMu Asset-Backed Certificates
WaMu Series 2007-HE1 Trust
Issuing Entity

$1,338,044,000
(+/-5% Approximate)

WaMu Asset Acceptance Corp.
Depositor

Washington Mutual Bank
Sponsor and Servicer

WaMu Capital Corp.   **Banc of America Securities LLC**

Co-Lead Managers





Important Notice About Information Presented in this Preliminary Term Sheet

The depositor has filed a registration statement (including a prospectus) with the SEC for the offering to which this preliminary term sheet relates. Before you invest, you should read the prospectus in that registration statement and other documents the depositor has filed with the SEC for more complete information about the depositor and this offering. You may obtain the documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the depositor, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you so request by calling toll-free 1-800-667-9569.

This preliminary term sheet is not required to contain all information that is required to be included in the base prospectus and the prospectus supplement.

The information in this preliminary term sheet is preliminary and is subject to completion or change.

The information in this preliminary term sheet supersedes information contained in any prior communication relating to these securities.

Numerous assumptions were used in preparing this preliminary term sheet which may or may not be stated herein. This preliminary term sheet should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

This preliminary term sheet is not an offer to sell or a solicitation of any offer to buy nor shall there be any sale of the securities discussed in this preliminary term sheet in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

This preliminary term sheet is being delivered to you solely to provide you with information about the offering of the asset-backed securities referred to in this preliminary term sheet and to solicit an indication of your interest in purchasing such securities, when, as and if issued. Any such indication of interest will not constitute a contractual commitment by you to purchase any of the securities. You may withdraw your indication of interest at any time.

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Preliminary Term Sheet *Date Revised: January 10, 2007*

$1,338,044,000
(+/- 5% Approximate)

WaMu Asset-Backed Certificates
WaMu Series 2007-HE1 Trust

Class(1,2)	Principal Balance($)	Expected Rating S&P/Moody's	Assumed Final Distribution Date	Certificate Type
I-A(3)	$368,226,000	AAA/Aaa	January 25, 2037	Floating Rate Senior
II-A1	344,256,000	AAA/Aaa	January 25, 2037	Floating Rate Senior
II-A2	105,486,000	AAA/ Aaa	January 25, 2037	Floating Rate Senior
II-A3	221,049,000	AAA/ Aaa	January 25, 2037	Floating Rate Senior
II-A4	74,625,000	AAA/ Aaa	January 25, 2037	Floating Rate Senior
M-1	47,359,000	AA+/ Aa1	January 25, 2037	Floating Rate Subordinate
M-2	41,813,000	AA/Aa2	January 25, 2037	Floating Rate Subordinate
M-3	26,513,000	AA-/Aa3	January 25, 2037	Floating Rate Subordinate
M-4	22,998,000	A+/A1	January 25, 2037	Floating Rate Subordinate
M-5	21,604,000	A/A2	January 25, 2037	Floating Rate Subordinate
M-6	20,907,000	A-/A3	January 25, 2037	Floating Rate Subordinate
M-7	18,816,000	BBB+/Baa1	January 25, 2037	Floating Rate Subordinate
M-8	9,060,000	BBB/Baa2	January 25, 2037	Floating Rate Subordinate
M-9	15,332,000	BBB-/Baa3	January 25, 2037	Floating Rate Subordinate
B-1 (3)	8,363,000	BB+/Ba1	January 25, 2037	Floating Rate Subordinate
B-2 (3)	13,938,000	BB/Ba2	January 25, 2037	Floating Rate Subordinate
Total	**$1,360,345,000**			

(1) The Class I-A Certificates will be backed primarily by the Group I Mortgage Loans. The Class II-A1, Class II-A2, Class II-A3 and Class II-A4 Certificates will be backed primarily by the Group II Mortgage Loans. The Class M and Class B Certificates (as defined herein) will be backed by the cash flows from the Mortgage Loans. The principal balance of each class of the Certificates is subject to a 5% variance.

(2) The Certificates are priced to a 10% Clean-up Call. The margin on the Class I-A, Class II-A1, Class II-A2, Class II-A3 and Class II-A4 Certificates will be equal to 2.0x the original margin beginning on the first Distribution Date after the 10% Clean-up Call may first be exercised. The margin on the Class M and Class B Certificates will be equal to 1.5x the original margin beginning on the first Distribution Date after which the 10% Clean-up Call may first be exercised.

(3) Not offered hereby.

Depositor:	WaMu Asset Acceptance Corp.
Sponsor and Servicer:	Washington Mutual Bank.
Issuing Entity:	WaMu Asset-Backed Certificates WaMu Series 2007-HE1 Trust. The Issuing Entity is also referred to herein as the "Trust."
Servicing Fee Rate:	0.50% per annum.
Co-Lead Managers:	WaMu Capital Corp. and Banc of America Securities LLC.
Trustee:	Deutsche Bank National Trust Company.
Delaware Trustee:	Deutsche Bank Trust Company Delaware.
Trustee Fee:	Compensation to the Trustee will consist of interest earned on amounts in the distribution account prior to any Distribution Date.
Swap Counterparty:	TBD.
Group I Certificates:	The Class I-A Certificates.
Group II Certificates:	The Class II-A1, Class II-A2, Class II-A3 and Class II-A4 Certificates.
Class A Certificates:	The Group I Certificates and the Group II Certificates.
Class M Certificates:	The Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class M-9 Certificates.
Class B Certificates:	The Class B-1 and Class B-2 Certificates.
Certificates:	The Class A, Class M and Class B Certificates.
Federal Tax Status:	The Certificates will represent ownership of REMIC regular interests and an undivided right to receive any Net WAC Rate Carryover Amounts and an obligation to make payments to the swap account for tax purposes.
Registration:	The Certificates will be available in book-entry form through the Depository Trust Company and, upon request, through Clearstream, Luxembourg and the Euroclear System. The Class B Certificates will be available through the PORTAL system. The Certificates will be issued in minimum denominations of $25,000 original certificate principal balance and integral multiples of $1 in excess thereof.
Unregistered Securities:	The Class B Certificates will not be registered under the Securities Act of 1933 in reliance on the exemption provided by Rule 144A. Investors will be deemed to have represented that they are Qualified Institutional Buyers ("QIBs") as defined in Rule 144A.
Cut-off Date:	January 1, 2007.
Expected Pricing Date:	Week of January 8, 2007.
Expected Closing Date:	On or about January 16, 2007.
Expected Settlement Date:	On or about January 16, 2007.

Distribution Date:	The 25th day of each month (or if such day is not a business day, the next succeeding business day) commencing in February 2007.
Final Scheduled Distribution Date:	January 2037. The actual final Distribution Date for each class of the Certificates may be earlier or later, and could be substantially earlier, than the Distribution Date in January 2037.
Due Period:	With respect to any Distribution Date, the period commencing on the 2nd day of the month preceding the month in which the Distribution Date occurs and ending on the 1st day of the month in which such Distribution Date occurs.
Prepayment Period:	With respect to any Distribution Date, (i) the period commencing on the 15th day of the month preceding the month in which the Distribution Date occurs (or in the case of the first Distribution Date, the Cut-off Date) and ending on the 14th day of the month in which such Distribution Date occurs, for purposes of prepayments in full; and (ii) the calendar month immediately preceding the month in which the Distribution Date occurs, for any other purpose.
Accrued Interest:	The price to be paid by investors for the Certificates will not include accrued interest (settling flat).
Interest Accrual Period:	With respect to each Distribution Date, the period commencing on the previous Distribution Date (or, in the case of the first Distribution Date, the Closing Date) and ending on the day prior to such Distribution Date (on an actual/360 basis).
ERISA Eligibility:	It is expected that the Class A and Class M Certificates may be purchased by a pension or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974 or Section 4975 of the Internal Revenue Code of 1986, as amended, so long as the conditions of certain class exemptions are met. Investors should consult their own advisors.
SMMEA Eligibility:	None of the Certificates is expected to be SMMEA eligible.
Clean-up Call:	The terms of the transaction will allow for a clean-up call of the Mortgage Loans and the retirement of the Certificates, which may be exercised by the Servicer on the Distribution Date following the determination date in which the aggregate stated principal balance of the Mortgage Loans is less than or equal to 10% of the aggregate stated principal balance of the Mortgage Loans as of the Cut-off Date.
Mortgage Loans:	The mortgage loans will consist of a pool of fixed-rate and adjustable-rate, one- to four-family, first and second lien residential mortgage loans. The description of the mortgage loans is on the basis of their scheduled principal balances as of the Cut-off Date. As of the Cut-off Date, the mortgage loans expected to be delivered to the Trust on the Closing Date have an aggregate scheduled principal balance of approximately $1,393,794,761 of which: (i) approximately $460,858,498 consist of a pool of conforming balance, first and second lien, fixed-rate and adjustable-rate mortgage loans (the "***Group I Mortgage Loans***") and (ii) approximately $932,936,263 consist of a pool of conforming and non-conforming balance, first and second lien, fixed-rate and adjustable-rate mortgage loans (the "***Group II Mortgage Loans***" and together with the Group I Mortgage Loans, the "***Mortgage Loans***"). The Mortgage Loans have the characteristics described on Exhibit A.

Approximately 6.02% of the Mortgage Loans are 40-Year Mortgage Loans, approximately 6.60% of the Group I Mortgage Loans are 40-Year Mortgage Loans, and approximately 5.74% of the Group II Mortgage Loans are 40-Year Mortgage Loans.

40-Year Mortgage Loans: Mortgage Loans with an original term to maturity equal to 480 months.

Adjusted Net Mortgage Rate: With respect to any Mortgage Loan, the mortgage rate for such Mortgage Loan less the servicing fee rate.

Adjusted Net Maximum Mortgage Rate: With respect to any Mortgage Loan, the maximum mortgage rate for such Mortgage Loan (or the mortgage rate for such Mortgage Loan, if such Mortgage Loan has a fixed rate) less the servicing fee rate.

Pass-Through Rate: With respect to each class of Certificates on any Distribution Date, a per annum rate equal to the lesser of (i) the related Formula Rate and (ii) the related Net WAC Rate.

Formula Rate: With respect to each class of Certificates, a per annum rate equal to the lesser of (i) One Month LIBOR plus the related margin for such class and (ii) the related Maximum Cap.

Group I Net WAC Rate: With respect to any Distribution Date (other than the first Distribution Date) and the Group I Certificates, a per annum rate equal to (A) the weighted average of the Adjusted Net Mortgage Rates of the Group I Mortgage Loans (adjusted for principal payments distributed on a prior distribution date) less (B) the annualized percentage equivalent of a fraction, (i) the numerator of which is equal to the sum of (a) any net swap payment (including any swap termination payment other than those triggered by a Swap Counterparty trigger event) made to the Swap Counterparty allocable to the Group I Mortgage Loans, and (b) the Coupon Strip allocable to the Group I Mortgage Loans and (ii) the denominator of which is the aggregate stated principal balance of the Group I Mortgage Loans (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).

Group II Net WAC Rate: With respect to any Distribution Date (other than the first Distribution Date) and the Group II Certificates, a per annum rate equal to (A) the weighted average of the Adjusted Net Mortgage Rates of the Group II Mortgage Loans (adjusted for principal payments distributed on a prior distribution date) less (B) the annualized percentage equivalent of a fraction, (i) the numerator of which is equal to the sum of (a) any net swap payment (including any swap termination payment other than those triggered by a Swap Counterparty trigger event) made to the Swap Counterparty allocable to the Group II Mortgage Loans, and (b) the Coupon Strip allocable to the Group II Mortgage Loans and (ii) the denominator of which is the aggregate stated principal balance of the Group II Mortgage Loans (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).

Subordinate Net WAC Rate: With respect to any Distribution Date (other than the first Distribution Date) and the Class M and Class B Certificates, a per annum rate equal to the weighted average (weighted in proportion to the results of subtracting from the aggregate principal balance of each loan group as of the due date in the month preceding the month of such distribution date (adjusted for principal payments distributed on a prior distribution date) the principal balance of the related Class A Certificates), of (i) the Group I Net WAC Rate and (ii) the Group II Net WAC Rate.

Group I Maximum
Cap Rate:

With respect to the Group I Certificates, a per annum rate equal to the product of (A) the weighted average of the Adjusted Net Maximum Mortgage Rates of the Group I Mortgage Loans (adjusted for principal payments distributed on a prior distribution date) and (B) the quotient (i) the numerator of which is aggregate stated principal balance of the Mortgage Loans and (ii) the denominator of which is the aggregate principal balance of the Certificates, plus the annualized percentage equivalent of a fraction, (x) the numerator of which is equal to (i) any net swap payment received from the Swap Counterparty less any net swap payment (including any swap termination payment other than those triggered by a Swap Counterparty trigger event) made to the Swap Counterparty less (ii) the Coupon Strip and (y) the denominator of which is the aggregate principal balance of the Certificates (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).

Group II Maximum
Cap Rate:

With respect to the Group II Certificates, a per annum rate equal to the product of (A) the weighted average of the Adjusted Net Maximum Mortgage Rates of the Group II Mortgage Loans (adjusted for principal payments distributed on a prior distribution date) and (B) the quotient (i) the numerator of which is aggregate stated principal balance of the Mortgage Loans and (ii) the denominator of which is the aggregate balance of the Certificates, plus the annualized percentage equivalent of a fraction, (x) the numerator of which is equal to (i) any net swap payment received from the Swap Counterparty less any net swap payment (including any swap termination payment other than those triggered by a Swap Counterparty trigger event) made to the Swap Counterparty less (ii) the Coupon Strip (y) the denominator of which is the aggregate principal balance of the Certificates (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).

Subordinate
Maximum Cap Rate:

With respect to the Class M and Class B Certificates, a per annum rate equal to the weighted average (weighted in proportion to the results of subtracting from the aggregate principal balance of each loan group as of the due date in the month preceding the month of such distribution date (adjusted for principal payments distributed on a prior distribution date) the principal balance of the related Class A Certificates) of the Group I Maximum Cap Rate and the Group II Maximum Cap Rate.

Net WAC Rate
Carryover Amount:

With respect to any class of Certificates on any Distribution Date on which the Pass-Through Rate for such class of Certificates is limited by the related Net WAC Rate, an amount equal to the sum of (i) the excess of (a) the amount of interest that would have accrued on such class based on the related Formula Rate over (b) the amount of interest actually accrued on such class based on the related Net WAC Rate, and (ii) the unpaid portion of any related Net WAC Rate Carryover Amount from the prior Distribution Date together with accrued interest thereon at the related Formula Rate. With respect to any class of Certificates on any Distribution Date on which the Pass-Through Rate for such class of Certificates is the related Formula Rate, the unpaid portion of any related Net WAC Rate Carryover Amount from the prior Distribution Date together with accrued interest thereon at the related Formula Rate. Any Net

WAC Rate Carryover Amount will be paid on such Distribution Date or future Distribution Dates to the extent of funds available.

Group I Interest
Distribution Amount:

With respect to any Distribution Date, an amount equal to the sum of (a) the portion of available funds attributable to interest received or advanced with respect to the Group I Mortgage Loans and (b) compensating interest paid by the Servicer with respect to the Group I Mortgage Loans.

Group II Interest
Distribution Amount:

With respect to any Distribution Date, an amount equal to the sum of (a) the portion of available funds attributable to interest received or advanced with respect to the Group II Mortgage Loans and (b) compensating interest paid by the Servicer with respect to the Group II Mortgage Loans.

Final Maturity
Reserve Fund:

On or after the 121st Distribution Date through the 240th Distribution Date, if on such any Distribution Date if the constant prepayment rate of the Mortgage Loans is equal to or less than 15%, an amount equal to 0.80% of the aggregate principal balance of the 40-Year Mortgage Loans (such amount is in each case the "**Coupon Strip**") will be placed into a reserve fund (the "**Final Maturity Reserve Fund**"). On and after the 241st Distribution Date, all amounts otherwise payable to the Class C Certificates will be deposited into the Final Maturity Reserve Fund until the amounts on deposit therein are equal to the stated principal balance of the Mortgage Loans with 40-year original term to maturity less the certificate principal balance of the Class C Certificates. Amounts in the Final Maturity Reserve Fund will be available if needed to make a payment to certificateholders on the 360th Distribution Date.

Group I Principal
Allocation Percentage:

With respect to any Distribution Date, the principal remittance amount for the Group I Mortgage Loans divided by the aggregate principal remittance amount for all of the Mortgage Loans.

Group II Principal
Allocation Percentage:

With respect to any Distribution Date, the principal remittance amount for the Group II Mortgage Loans divided by the aggregate principal remittance amount for all of the Mortgage Loans.

Group I and Group II
Principal Distribution
Amounts:

With respect to any Distribution Date, generally an amount determined by multiplying the related Group I Principal Allocation Percentage or Group II Principal Allocation Percentage by the aggregate principal remittance amount for the Mortgage Loans.

Group I Senior
Principal Distribution
Amount:

With respect to any Distribution Date, an amount equal to the lesser of (I) the aggregate principal balance of the Group I Certificates immediately prior to such Distribution Date and (II) the excess of (x) the aggregate principal balance of the Group I Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) 59.80% and (ii) the aggregate stated principal balance of the Group I Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) and (B) the aggregate stated principal balance of the Group I Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) minus 0.50% of the aggregate stated principal balance of the Group I Mortgage Loans as of the Cut-off Date.

Group II Senior
Principal Distribution
Amount:

With respect to any Distribution Date, an amount equal to the lesser of (I) the aggregate principal balance of the Group II Certificates immediately prior to such Distribution Date and (II) the excess of (x) the aggregate principal balance of the Group II Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) 59.80% and (ii) the aggregate stated principal balance of the Group II Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) and (B) the aggregate stated principal balance of the Group II Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) minus 0.50% of the aggregate stated principal balance of the Group II Mortgage Loans as of the Cut-off Date.

Overcollateralization
Target Amount:

With respect to any Distribution Date:
(i)   prior to the Stepdown Date, 2.40% of the aggregate stated principal balance of the Mortgage Loans as of the Cut-off Date; and,
(ii) on or after the Stepdown Date, the greater of:
(a) the lesser of (x) 2.40% of the aggregate stated principal balance of the Mortgage Loans as of the Cut-off Date and (y) 4.80% of the current aggregate stated principal balance of the Mortgage Loans; and
(b) 0.50% of the aggregate stated principal balance of the Mortgage Loans as of the Cut-off Date (the "**OC Floor**"); provided however, that on any Distribution Date on which a Trigger Event is in effect, the Overcollateralization Target Amount will be equal to the Overcollateralization Target Amount as of the preceding Distribution Date.

Stepdown Date:

The earlier to occur of:
(i)   the Distribution Date following the Distribution Date on which the aggregate principal balance of the Class A Certificates is reduced to zero; and,
(ii) the later to occur of
(x) the Distribution Date occurring in February 2010 and
(y) the first Distribution Date on which the Credit Enhancement Percentage is greater than or equal to 40.20%.

Interest
Coverage Account:

On the Closing Date, the Depositor will pay to the Trustee for deposit in an interest coverage account an amount which will be applied by the Trustee to cover shortfalls in the amount of interest generated by the related Mortgage Loans arising from the long first accrual period.

Credit Enhancement:

Consists of the following:
1) Monthly Excess Cashflow;
2) Overcollateralized Amount;
3) Subordination; and

4) Net swap payments received from the Swap Counterparty (if any).

Monthly Excess Cashflow: With respect to any Distribution Date, an amount equal to the available funds remaining after priorities (I) and (II) under "Priority of Distributions."

Overcollateralized Amount: With respect to any Distribution Date, the excess of the aggregate stated principal balance of the Mortgage Loans on the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) over the aggregate principal balance of the Class A, Class M, Class B and Class P Certificates (not offered hereby) (assuming that 100% of the aggregate principal remittance amount is applied as a principal payment on such Distribution Date). On the Closing Date, the Overcollateralized Amount will be fully funded at approximately 2.40% of the aggregate stated principal balance of the Mortgage Loans as of the Cut-off Date. To the extent the Overcollateralized Amount is reduced below the Overcollateralization Target Amount, Monthly Excess Cashflow will be distributed to the Certificates as described below to build the Overcollateralized Amount until the Overcollateralization Target Amount is reached.

Credit Enhancement Percentage: With respect to any Distribution Date an amount equal to (i) the sum of (a) the aggregate principal balance of the Class M and Class B Certificates and (b) the Overcollateralized Amount divided by (ii) the aggregate stated principal balance of the Mortgage Loans.

Delinquency Trigger Event: With respect to any Distribution Date on or after the Stepdown Date, if the percentage of aggregate stated principal balance of (i) Mortgage Loans delinquent 60 days or more, (ii) REO properties and (iii) Mortgage Loans in foreclosure and in bankruptcy (excluding any such Mortgage Loans which are less than 60 days delinquent under the bankruptcy plan) exceeds 39.75% of the Credit Enhancement Percentage.

Loss Trigger Event: With respect to any Distribution Date in or after February 2009, if the cumulative Realized Losses on the Mortgage Loans as a percentage of the aggregate stated principal balance of the Mortgage Loans as of the Cut-off Date, for the related Distribution Date are greater than:

Distribution Date	Cumulative Realized Loss Percentage
February 2009 to January 2010	1.30% for the first month, plus an additional $1/12^{th}$ of 1.55% for each month thereafter
February 2010 to January 2011	2.85% for the first month, plus an additional $1/12^{th}$ of 1.65% for each month thereafter
February 2011 to January 2012	4.50% for the first month, plus an additional $1/12^{th}$ of 1.30% for each month thereafter
February 2012 to January 2013	5.80% for the first month, plus an additional $1/12^{th}$ of 0.70% for each month thereafter
February 2013 to January 2014	6.50% for the first month, plus an additional $1/12^{th}$ of 0.05% for each month thereafter
February 2014 and thereafter	6.55%

Trigger Event: With respect to any Distribution Date if either a Loss Trigger Event or a Delinquency Trigger Event is in effect on such Distribution Date.

Credit Support:

	Initial Credit Enhancement Percentage		Target Credit Enhancement Percentage On and After Stepdown Date	
Class	Percent	Class	Percent
A	20.10%	A	40.20%
M-1	16.70%	M-1	23.60%
M-2	13.70%	M-2	23.60%
M-3	11.80%	M-3	23.60%
M-4	10.15%	M-4	20.30%
M-5	8.60%	M-5	17.20%
M-6	7.10%	M-6	14.20%
M-7	5.75%	M-7	11.50%
M-8	5.10%	M-8	10.20%
M-9	4.00%	M-9	8.00%
B-1	3.40%	B-1	6.80%
B-2	2.40%	B-2	4.80%

Realized Losses: If a Mortgage Loan becomes a liquidated loan, the net liquidation proceeds relating thereto may be less than the principal balance on such Mortgage Loan. The amount of such insufficiency is a "**Realized Loss**." Realized Losses on the Mortgage Loans will be absorbed first, by the Monthly Excess Cashflow, second by certain payments made by the Swap Counterparty and third by a reduction of the Overcollateralized Amount. Following the reduction of the Overcollateralized Amount to zero, all remaining Realized Losses will be applied to reduce the principal balance of the Class B and Class M Certificates in reverse sequential order, first to the Class B-2 Certificates, second to the Class B-1 Certificates, third to the Class M-9 Certificates, fourth to the Class M-8 Certificates, fifth to the Class M-7 Certificates, sixth to the Class M-6 Certificates, seventh to the Class M-5 Certificates, eighth to the Class M-4 Certificates, ninth to the Class M-3 Certificates, tenth to the Class M-2 Certificates and eleventh to the Class M-1 Certificates.

Swap Agreement: On the Closing Date, the Trust will enter into an agreement with the Swap Counterparty pursuant to which on each Distribution Date for the second Distribution Date through the 60th Distribution Date, until the swap is retired (i) the Trust shall be obligated to pay the Swap Counterparty an amount equal to the product of (x) a fixed rate equal to 5.030% per annum, (y) the swap notional amount for such Distribution Date set forth in the schedule below, and (z) a fraction, the numerator of which is 30 and the denominator of which is 360 and (ii) the Swap Counterparty will be required to pay to the Trust an amount equal to product of (x) One-Month LIBOR as determined pursuant to the Swap Agreement, (y) the swap notional amount for such Distribution Date set forth in the schedule below, and (z) a fraction, the numerator of which is 30 and the denominator of which is 360. Only the net amount of the two obligations above will be paid by the appropriate party. To the extent that the Trust is obligated to make a payment to the Swap Counterparty on a Distribution Date (other than any swap termination payment triggered by a Swap Counterparty trigger event, an Event of Default where the Swap Counterparty is the Defaulting Party or a Termination Event where the Swap Counterparty is the Sole Affected Party, each as will be defined in the Swap Agreement (the "Swap Counterparty trigger event")), amounts otherwise available to certificateholders will be applied to make such payment. Such amount will be applied to pay the Swap

Counterparty any net swap payment due to the Swap Counterparty, including any unpaid swap termination payment owed to the Swap Counterparty pursuant to the swap agreement for such Distribution Date, other than any swap termination payment triggered by a Swap Counterparty trigger event. To the extent that the Swap Counterparty is obligated to make a swap payment to the Trust, any swap payment will be deposited in a swap account (the "**Swap Account**") and used as follows:

1) If the NIM Notes (not offered hereby) are outstanding, according to the Monthly Excess Cashflow priorities (III)(i) through (III)(xvi) to the extent not paid after distribution of the Monthly Excess Cashflow.
2) If the NIM Notes are not outstanding, according to the Monthly Excess Cashflow priorities (III)(i) through (III)(xv) to the extent not paid after distribution of the Monthly Excess Cashflow.

Any remaining swap payments received by the Trust from the Swap Counterparty after payment priority (2) above will reside in the Swap Account and will be distributed according to payment priority (2) above for future Distribution Dates. Swap payments received by the Trust from the Swap Counterparty will not be released to the Class C Certificates (not offered hereby).

Upon early termination of the swap agreement, the Trust or the Swap Counterparty may be liable to make a termination payment (the "**swap termination payment**") to the other party (regardless of which party caused the termination). The swap termination payment will be computed in accordance with the procedures set forth in the swap agreement. In the event that the Trust is required to make a swap termination payment, in certain instances, that payment will be paid on the related Distribution Date, and on any subsequent Distribution Dates until paid in full, prior to distributions to certificateholders.

Swap Schedule

Distribution Date	Swap Notional Amount ($)	Distribution Date	Swap Notional Amount ($)
1	0	31	332,454,805
2	1,104,618,949	32	320,033,031
3	1,092,517,916	33	308,367,035
4	1,078,173,362	34	296,391,347
5	1,061,670,707	35	284,281,782
6	1,043,173,147	36	268,646,612
7	1,035,258,761	37	265,411,393
8	1,025,078,179	38	243,914,064
9	1,011,892,295	39	233,314,786
10	995,920,245	40	223,549,532
11	976,541,325	41	214,428,540
12	953,322,328	42	205,922,840
13	925,642,201	43	197,821,620
14	896,017,181	44	190,418,757
15	867,769,173	45	183,390,110
16	841,390,954	46	177,104,656
17	816,641,975	47	171,015,714
18	793,300,494	48	165,153,246
19	771,105,470	49	159,539,844
20	749,979,718	50	154,033,651
21	727,101,177	51	148,808,930
22	697,962,248	52	142,274,230
23	671,138,401	53	136,057,982
24	480,620,382	54	130,128,701
25	447,464,494	55	124,488,702
26	419,231,440	56	119,108,713
27	396,604,943	57	113,941,292
28	377,494,006	58	109,044,857
29	360,876,873	59	104,378,217
30	345,947,791	60	99,946,693

Priority of Distributions:

I.   Interest Distribution: Group I and Group II Interest Distribution Amounts will be distributed as follows:

         i)   To pay the Swap Counterparty any net swap payment, provided a swap default has not occurred and is not continuing, and any unpaid swap termination payment (not due to a Swap Counterparty trigger event) owed to the Swap Counterparty pursuant to the swap agreement;

         ii)   To pay the Coupon Strip, if applicable;

         iii)   Pro-rata to the Class A Certificates generally from the related loan group, current interest plus any unpaid interest; and then from the unrelated loan groups, any current interest plus any unpaid interest not paid from the related loan group.

         iv)   To the Class M-1 Certificates current interest;

         v)   To the Class M-2 Certificates current interest;

         vi)   To the Class M-3 Certificates current interest;

         vii)   To the Class M-4 Certificates current interest;

         viii)   To the Class M-5 Certificates current interest;

         ix)   To the Class M-6 Certificates current interest;

         x)   To the Class M-7 Certificates current interest;

         xi)   To the Class M-8 Certificates current interest;

         xii)   To the Class M-9 Certificates current interest;

         xiii)   To the Class B-1 Certificates current interest;

         xiv)   To the Class B-2 Certificates current interest; and

         xv)   Any interest distribution amounts remaining undistributed following (i) through (xiv) above will be distributed as Monthly Excess Cashflow for such Distribution Date.

II.   Principal Distribution:

     (A)   On each Distribution Date prior to the Stepdown Date, or if a Trigger Event is in effect:

         i)   To pay the Swap Counterparty any net swap payment, provided a swap default has not occurred and is not continuing, and any unpaid swap termination payment (not due to a Swap Counterparty trigger event) owed to the Swap Counterparty pursuant to the swap agreement, to the extent not paid in (I)(i) above;

         ii)   To pay the Coupon Strip, if applicable, to the extent not paid in (I)(ii) above;

         iii)   An amount equal to the Group I Principal Distribution Amount will be distributed to the Group I Certificates, until the Group I Certificates have been reduced to zero;

         iv)   An amount equal to the Group II Principal Distribution Amount will be distributed to the Group II Certificates (according to the priorities described below), until the principal balance thereof has been reduced to zero;

         v)   Any remaining Group I Principal Distribution Amounts will be distributed to the Group II Certificates (according to the priorities described below), until the principal balance thereof has been reduced to zero.

vi)   Any remaining Group II Principal Distribution Amounts will be distributed to the Group I Certificates, until the Group I Certificates have been reduced to zero;

vii)   To the Class M-1 Certificates until the principal balance thereof is reduced to zero;

viii) To the Class M-2 Certificates until the principal balance thereof is reduced to zero;

ix)   To the Class M-3 Certificates until the principal balance thereof is reduced to zero;

x)   To the Class M-4 Certificates until the principal balance thereof is reduced to zero;

xi)   To the Class M-5 Certificates until the principal balance thereof is reduced to zero;

xii)   To the Class M-6 Certificates until the principal balance thereof is reduced to zero;

xiii) To the Class M-7 Certificates until the principal balance thereof is reduced to zero;

xiv)   To the Class M-8 Certificates until the principal balance thereof is reduced to zero;

xv)   To the Class M-9 Certificates until the principal balance thereof is reduced to zero;

xvi)   To the Class B-1 Certificates until the principal balance thereof is reduced to zero;

xvii) To the Class B-2 Certificates until the principal balance thereof is reduced to zero; and

xviii) Any Principal Distribution amounts remaining undistributed following (i) through (xvii) above will be distributed as Monthly Excess Cashflow, if any, for such Distribution Date.

(B) On each Distribution Date on or after the Stepdown Date and if a Trigger Event is not in effect:

i)   To pay the Swap Counterparty any net swap payment, provided a swap default has not occurred and is not continuing, and any unpaid swap termination payment (not due to a Swap Counterparty trigger event) owed to the Swap Counterparty pursuant to the swap agreement, to the extent not paid in (I)(i) above;

ii)   To pay the Coupon Strip, if applicable, to the extent not paid in (I)(ii) above;

iii)   The Group I Principal Distribution Amount will be distributed as follows:

a.   To the Group I Certificates, the Group I Senior Principal Distribution Amount, until the Group I Certificates have been retired.

b.   To the Group II Certificates, the Group II Senior Principal Distribution Amount, to extent not paid in clause (B)(iv)(a) below, according to the payment priority in clause (B)(iv)(a) below.

iv)   The Group II Principal Distribution Amount will be distributed as follows:

a.   To the Group II Certificates, the Group II Senior Principal Distribution Amount (to be distributed according to the priorities described below), until the Group II Certificates have been retired.

b. To the Group I Certificates, the Group I Senior Principal Distribution Amount, to extent not paid in clause (B)(iii)(a) above.

v) The sum of any remaining Principal Distribution Amounts will be distributed in the following order.

a. To the Class M-1 Certificates, the Class M-2 Certificates and the Class M-3 Certificates, sequentially, until they reach a 23.60% Target Credit Enhancement Percentage (based on 2x the Class M-3 Initial Credit Enhancement Percentage);

b. To the Class M-4 Certificates until it reaches a 20.30% Target Credit Enhancement Percentage (based on 2x the Class M-4 Initial Credit Enhancement Percentage);

c. To the Class M-5 Certificates until it reaches a 17.20% Target Credit Enhancement Percentage (based on 2x the Class M-5 Initial Credit Enhancement Percentage);

d. To the Class M-6 Certificates until it reaches a 14.20% Target Credit Enhancement Percentage (based on 2x the Class M-6 Initial Credit Enhancement Percentage);

e. To the Class M-7 Certificates until it reaches a 11.50% Target Credit Enhancement Percentage (based on 2x the Class M-7 Initial Credit Enhancement Percentage);

f. To the Class M-8 Certificates until it reaches a 10.20% Target Credit Enhancement Percentage (based on 2x the Class M-8 Initial Credit Enhancement Percentage);

g. To the Class M-9 Certificates until it reaches a 8.00% Target Credit Enhancement Percentage (based on 2x the Class M-9 Initial Credit Enhancement Percentage);

h. To the Class B-1 Certificates, until it reaches a 6.80% Target Credit Enhancement Percentage (based on 2x the Class B-1 Initial Credit Enhancement Percentage);

i. To the Class B-2 Certificates, until it reaches a 4.80% Target Credit Enhancement Percentage (based on 2x the Class B-2 Initial Credit Enhancement Percentage); and

j. Any Principal Distribution Amounts remaining undistributed following (a) through (i) above will be distributed as Monthly Excess Cashflow, if any, for such Distribution Date.

With respect to the Group II Certificates, all principal distributions will be allocated sequentially, to the Class II-A1, Class II-A2, Class II-A3 and Class II-A4 Certificates, in each case, until their principal balances have been reduced to zero, with the exception that beginning on the first Distribution Date on or after which the principal balances of the Class M Certificates and the Class B Certificates have been reduced to zero and the Monthly

Excess Cashflow and Overcollateralized Amount for such Distribution Date are insufficient to cover Realized Losses on the Group II Mortgage Loans, principal distributions among the Group II Certificates will be allocated, pro rata, based on their principal balances, in each case, until their principal balances have been reduced to zero.

III.   Monthly Excess Cashflow:

    i)   As principal to the Certificates to replenish or maintain the Overcollateralized Amount as described under Principal Distribution above;

    ii)   Pro-rata to the Class A Certificates, in an amount equal to unpaid interest;

    iii)   To the Class M-1 Certificates, an amount equal to unpaid interest, then any unpaid applied Realized Loss amounts;

    iv)   To the Class M-2 Certificates, an amount equal to unpaid interest, then any unpaid applied Realized Loss amounts;

    v)   To the Class M-3 Certificates, an amount equal to unpaid interest, then any unpaid applied Realized Loss amounts;

    vi)   To the Class M-4 Certificates, an amount equal to unpaid interest, then any unpaid applied Realized Loss amounts;

    vii)   To the Class M-5 Certificates, an amount equal to unpaid interest, then any unpaid applied Realized Loss amounts;

    viii)   To the Class M-6 Certificates, an amount equal to unpaid interest, then any unpaid applied Realized Loss amounts;

    ix)   To the Class M-7 Certificates, an amount equal to unpaid interest, then any unpaid applied Realized Loss amounts;

    x)   To the Class M-8 Certificates, an amount equal to unpaid interest, then any unpaid applied Realized Loss amounts;

    xi)   To the Class M-9 Certificates, an amount equal to unpaid interest, then any unpaid applied Realized Loss amounts;

    xii)   To the Class B-1 Certificates, an amount equal to unpaid interest, then any unpaid applied Realized Loss amounts;

    xiii)   To the Class B-2 Certificates, an amount equal to unpaid interest, then any unpaid applied Realized Loss amounts;

    xiv)   Any funds remaining after distributions described in (i) through (xiii) above will be distributed to pay any related Net WAC Rate Carryover Amounts as follows: first to the Class A Certificates, pro rata, based on their respective Net WAC Rate Carryover Amounts, then to the Class M-1 Certificates, then to the Class M-2 Certificates, then to the Class M-3 Certificates, then to the Class M-4 Certificates, then to the Class M-5 Certificates, then to the Class M-6 Certificates, then to the Class M-7 Certificates, then to the Class M-8 Certificates, then to the Class M-9 Certificates, then to the Class B-1 Certificates and lastly to the Class B-2 Certificates sequentially, in that order, in each case up to their respective Net WAC Rate Carryover Amount.

    xv)   To the Swap Counterparty, any unpaid swap termination payment due to the Swap Counterparty as a result of a Swap Counterparty trigger event.

    xvi)   Any remaining funds will be distributed to the holders of the Class C Certificates as further described in the pooling agreement.

FOR ADDITIONAL INFORMATION PLEASE CALL:

WaMu Capital Corp.	
Trading	
David Nagle	(206) 554-2425
Kevin Richmond	(212) 702-6921
Tim O'Brien	(212) 702-6919
Albert Chang	(212) 702-6934
Finance	
Vinny Varca	(212) 702-6931
Tom Lazar	(206) 554-2416

Rating Agencies	
Moody's	
Debash Chatterjee	(212) 553-1329
Rishi Salwan	(212) 553-1314
S&P	
Todd Niemy	(212) 438-2494
Daniel Hall	(212) 438-1576
Rebecca Neary	(212) 438-3026

Exhibit A
Mortgage Loan Statistics

		Minimum	Maximum
Scheduled Principal Balance	$1,393,794,761	$5,314	$1,299,551
Average Scheduled Principal Balance	$223,759		
Number of Mortgage Loans	6,229		
Weighted Average Gross Coupon	8.148%	5.500%	14.800%
Weighted Average FICO Score	637	451	817
Weighted Average Original LTV	81.38%	9.86%	100.00%
Weighted Average Combined Original LTV	87.17%	9.86%	100.00%
Weighted Average DTI	40.23%	0.00%	77.00%
Weighted Average Original Term	366 months	120 months	480 months
Weighted Average Stated Remaining Term	364 months	64 months	480 months
Weighted Average Seasoning	2 months	0 months	57 months
Weighted Average Gross Margin	5.128%	4.250%	6.750%
Weighted Average Minimum Interest Rate	8.108%	5.500%	14.800%
Weighted Average Maximum Interest Rate	14.108%	11.500%	20.800%
Weighted Average Initial Rate Cap	2.202%	1.000%	3.000%
Weighted Average Subsequent Rate Cap	1.000%	1.000%	1.000%
Weighted Average Months to Roll	29 months	1 month	60 months
Maturity Date		May 1,2012	January 1,2047

Adj Rate Mortgage	74.24%	Full	61.66%
Fixed Rate Mortgage	25.76%	Limited	5.60%
		Stated	32.74%
ARM—2 Yr/6 Mth	16.09%		
ARM—2 Yr/6 Mth 40 Yr	3.21%	Cash-Out Refi	49.44%
ARM—2 Yr/6 Mth IO	5.48%	Purchase	38.61%
ARM—3 Yr/6 Mth	6.26%	Rate/Term Refi	11.96%
ARM—3 Yr/6 Mth 40 Yr	1.05%		
ARM—3 Yr/6 Mth IO	1.70%	Condominium	7.22%
ARM—5 Yr/6 Mth	1.34%	Planned Unit Development	12.61%
ARM—5 Yr/6 Mth 40 Yr	0.58%	Single Family	72.45%
ARM—5 Yr/6 Mth IO	2.21%	Townhouse	0.35%
ARM—6 Month	0.02%	Two to Four Family	7.37%
Balloon—2 Yr/6 Mnth	27.76%		
Balloon—3 Yr/6 Mnth	5.10%	Investor	7.88%
Balloon—30 Year	3.77%	Owner-Occupied	90.24%
Balloon—5 Yr/6 Mnth	3.44%	Second Home	1.88%
Fixed—10 Year	0.00%		
Fixed—15 Year	0.26%	First Lien	93.77%
Fixed—20 Year	0.31%	Second Lien	6.23%
Fixed—30 Year	20.24%		
Fixed—40 Year	1.18%	Top 5 Locations:	
		California	40.53%
Not Interest Only	90.61%	Florida	7.26%
Interest Only	9.39%	Maryland	7.12%
		Washington	5.05%
Prepay Penalty: N/A	20.16%	Texas	4.82%
Prepay Penalty: 12 months	7.06%		
Prepay Penalty: 24 months	35.61%		
Prepay Penalty: 36 months	37.17%		

Current Balance ($)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
0.01—50,000.00	605	$21,279,299.60	1.53%	10.790%	92.18%	633	59.85%	22.99%
50,000.01—100,000.00	1,250	$95,225,436.06	6.83%	10.029%	88.66%	631	58.50%	41.39%
100,000.01—150,000.00	980	$121,795,079.73	8.74%	9.102%	84.08%	627	64.08%	53.39%
150,000.01—200,000.00	705	$123,517,113.60	8.86%	8.347%	80.80%	627	65.28%	69.42%
200,000.01—250,000.00	498	$111,760,932.53	8.02%	7.956%	79.72%	626	72.68%	77.14%
250,000.01—300,000.00	508	$139,901,758.56	10.04%	7.690%	79.29%	636	67.78%	75.08%
300,000.01—350,000.00	412	$133,478,592.04	9.58%	7.872%	80.72%	632	55.89%	81.03%
350,000.01—400,000.00	318	$119,128,793.13	8.55%	7.716%	80.28%	642	60.24%	86.23%
400,000.01—450,000.00	224	$95,425,529.71	6.85%	7.626%	80.86%	644	62.11%	80.51%
450,000.01—500,000.00	208	$99,059,760.82	7.11%	7.740%	81.46%	649	58.19%	81.38%
500,000.01—550,000.00	148	$77,744,107.78	5.58%	7.683%	80.75%	649	58.19%	78.92%
550,000.01—600,000.00	114	$66,065,853.88	4.74%	7.763%	81.40%	651	55.18%	83.49%
600,000.01—650,000.00	87	$54,474,872.11	3.91%	7.972%	81.36%	634	52.71%	93.22%
650,000.01—700,000.00	53	$35,857,753.24	2.57%	7.749%	80.89%	657	60.58%	75.22%
700,000.01—750,000.00	47	$34,129,661.17	2.45%	7.635%	81.18%	666	57.27%	78.77%
750,000.01—800,000.00	16	$12,558,396.03	0.90%	7.816%	76.89%	668	44.17%	87.45%
800,000.01—850,000.00	14	$11,716,441.38	0.84%	8.642%	75.51%	587	71.62%	85.65%
850,000.01—900,000.00	12	$10,545,471.32	0.76%	7.797%	80.97%	646	66.90%	83.21%
900,000.01—950,000.00	9	$8,338,656.27	0.60%	7.794%	80.39%	635	66.99%	100.00%
950,000.01—1,000,000.00	16	$15,823,896.73	1.14%	8.167%	72.29%	632	62.42%	93.68%
>= 1,000,000.01	5	$5,967,354.98	0.43%	7.493%	66.23%	662	81.50%	100.00%
Total	**6,229**	**$1,393,794,760.67**	**100.00%**	**8.148%**	**81.38%**	**637**	**61.66%**	**74.24%**

Mortgage Interest Rate (%)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
5.500—5.999	74	$26,221,570.95	1.88%	5.773%	75.55%	683	96.65%	100.00%
6.000—6.499	413	$137,686,722.56	9.88%	6.191%	73.87%	684	94.94%	35.64%
6.500—6.999	558	$169,171,355.95	12.14%	6.756%	78.39%	652	85.04%	67.64%
7.000—7.499	570	$175,721,888.89	12.61%	7.238%	79.30%	643	77.33%	81.58%
7.500—7.999	809	$226,375,515.86	16.24%	7.728%	80.48%	640	60.72%	84.11%
8.000—8.499	568	$155,668,066.63	11.17%	8.235%	80.41%	631	45.09%	88.18%
8.500—8.999	604	$162,532,688.10	11.66%	8.735%	81.85%	620	42.18%	88.66%
9.000—9.499	349	$77,097,628.95	5.53%	9.231%	83.39%	616	43.06%	89.26%
9.500—9.999	589	$93,426,368.35	6.70%	9.751%	86.95%	609	48.16%	80.06%
10.000—10.499	318	$48,709,715.41	3.49%	10.226%	87.24%	615	49.06%	81.59%
10.500—10.999	328	$35,430,273.80	2.54%	10.725%	89.26%	619	37.71%	60.91%
11.000—11.499	635	$51,454,587.08	3.69%	11.234%	94.62%	625	47.68%	26.44%
11.500—11.999	281	$23,809,645.29	1.71%	11.699%	94.56%	614	17.70%	32.59%
12.000—12.499	84	$7,039,604.13	0.51%	12.203%	90.31%	617	36.43%	34.14%
12.500—12.999	41	$3,150,172.75	0.23%	12.683%	92.86%	610	14.62%	30.60%
13.000—13.499	4	$137,777.23	0.01%	13.316%	78.81%	503	75.88%	75.88%
13.500—13.999	1	$30,268.50	0.00%	13.550%	75.00%	548	100.00%	0.00%
>= 14.000	3	$130,910.24	0.01%	14.726%	59.83%	494	64.41%	90.10%
Total	**6,229**	**$1,393,794,760.67**	**100.00%**	**8.148%**	**81.38%**	**637**	**61.66%**	**74.24%**

FICO	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
400—499	33	$2,789,253.63	0.20%	11.615%	79.13%	485	93.49%	92.85%
500—524	203	$37,858,205.42	2.72%	9.753%	75.27%	513	79.14%	90.24%
525—549	243	$54,935,637.86	3.94%	9.382%	78.06%	539	75.40%	86.59%
550—574	380	$95,360,782.67	6.84%	8.662%	79.82%	563	76.76%	87.16%
575—599	443	$106,563,519.08	7.65%	8.266%	81.09%	588	77.84%	81.04%
600—624	1,290	$261,513,572.81	18.76%	8.127%	82.64%	613	71.23%	75.76%
625—649	1,451	$289,195,930.28	20.75%	8.204%	82.17%	637	53.45%	71.24%
650—674	969	$222,807,892.82	15.99%	8.000%	82.86%	662	52.51%	72.25%
675—699	582	$146,696,768.82	10.52%	7.798%	81.40%	687	47.14%	74.86%
>= 700	635	$176,073,197.28	12.63%	7.432%	79.70%	733	58.11%	60.20%
Total	**6,229**	**$1,393,794,760.67**	**100.00%**	**8.148%**	**81.38%**	**637**	**61.66%**	**74.24%**

Original LTV (%) *	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
0.01—50.00	140	$25,443,636.39	1.83%	7.314%	40.49%	636	81.34%	45.34%
50.01—55.00	55	$16,338,978.68	1.17%	6.797%	52.78%	656	85.47%	49.47%
55.01—60.00	82	$20,129,358.47	1.44%	7.375%	57.92%	629	75.63%	59.92%
60.01—65.00	139	$34,559,833.44	2.48%	7.422%	63.77%	634	68.07%	53.66%
65.01—70.00	238	$60,917,165.08	4.37%	7.576%	68.53%	623	70.73%	65.73%
70.01—75.00	325	$90,256,384.40	6.48%	7.529%	73.60%	621	72.15%	61.77%
75.01—79.99	254	$72,758,015.24	5.22%	7.576%	78.25%	632	73.85%	60.13%
80.00—80.00	1,916	$543,918,648.21	39.02%	7.870%	80.00%	646	50.55%	87.85%
80.01—85.00	477	$121,092,284.19	8.69%	8.146%	84.37%	616	72.22%	77.42%
85.01—90.00	1,154	$253,252,056.22	18.17%	8.411%	89.67%	638	64.70%	85.00%
90.01—95.00	240	$56,072,470.88	4.02%	8.882%	94.70%	627	81.98%	80.54%
95.01—99.99	35	$3,306,789.31	0.24%	10.102%	98.62%	651	75.79%	14.00%
=100.00	1,174	$95,749,140.16	6.87%	10.798%	100.00%	650	51.56%	13.08%
Total	**6,229**	**$1,393,794,760.67**	**100.00%**	**8.148%**	**81.38%**	**637**	**61.66%**	**74.24%**

Original LTV for all first lien loans and combined original LTV for all second lien loans

Combined Original LTV with Simultaneous Seconds (%) **	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
0.01—50.00	140	$25,443,636.39	1.83%	7.314%	40.49%	636	81.34%	45.34%
50.01—55.00	53	$15,268,729.89	1.10%	6.847%	52.82%	649	84.45%	52.94%
55.01—60.00	81	$19,424,949.07	1.39%	7.191%	57.73%	632	75.33%	56.55%
60.01—65.00	138	$33,661,291.10	2.42%	7.408%	63.49%	635	67.22%	51.23%
65.01—70.00	234	$60,275,316.03	4.32%	7.634%	68.38%	623	71.07%	67.10%
70.01—75.00	318	$87,978,039.55	6.31%	7.499%	73.45%	619	73.83%	62.40%
75.01—79.99	234	$65,800,217.11	4.72%	7.534%	78.04%	632	75.50%	55.80%
80.00—80.00	578	$144,153,722.15	10.34%	7.950%	80.00%	620	66.50%	70.36%
80.01—85.00	468	$123,141,408.96	8.83%	8.107%	84.03%	618	73.90%	76.67%
85.01—90.00	1,164	$263,536,283.53	18.91%	8.372%	89.13%	639	64.29%	84.81%
90.01—95.00	293	$73,392,958.03	5.27%	8.629%	91.10%	629	76.51%	82.33%
95.01—99.99	74	$13,701,480.49	0.98%	8.428%	85.11%	642	59.68%	72.03%
= 100.00	2,454	$468,016,728.37	33.58%	8.466%	84.16%	654	44.98%	78.03%
Total	**6,229**	**$1,393,794,760.67**	**100.00%**	**8.148%**	**81.38%**	**637**	**61.66%**	**74.24%**

***Combined LTV including simultaneous seconds for all first lien loans and combined original LTV for all second lien loans*

Original Term (months)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
120	1	$26,250.64	0.00%	10.250%	54.79%	635	100.00%	0.00%
180	40	$3,660,766.07	0.26%	8.403%	76.62%	637	69.53%	0.00%
240	31	$4,263,495.79	0.31%	7.591%	78.44%	662	88.81%	0.00%
360	5,880	$1,301,893,484.06	93.41%	8.158%	81.46%	637	61.64%	74.30%
480	277	$83,950,764.11	6.02%	8.012%	80.43%	639	60.30%	80.34%
Total	**6,229**	**$1,393,794,760.67**	**100.00%**	**8.148%**	**81.38%**	**637**	**61.66%**	**74.24%**

Stated Remaining Term (months)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
61—120	1	$26,250.64	0.00%	10.250%	54.79%	635	100.00%	0.00%
121—180	40	$3,660,766.07	0.26%	8.403%	76.62%	637	69.53%	0.00%
181—240	31	$4,263,495.79	0.31%	7.591%	78.44%	662	88.81%	0.00%
301—360	5,880	$1,301,893,484.06	93.41%	8.158%	81.46%	637	61.64%	74.30%
>= 361	277	$83,950,764.11	6.02%	8.012%	80.43%	639	60.30%	80.34%
Total	**6,229**	**$1,393,794,760.67**	**100.00%**	**8.148%**	**81.38%**	**637**	**61.66%**	**74.24%**

Debt Ratio (%)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
<= 0.00	1	$84,800.00	0.01%	9.200%	80.00%	693	0.00%	100.00%
0.01—20.00	373	$75,103,943.70	5.39%	8.400%	81.25%	644	69.73%	73.39%
20.01—25.00	282	$56,653,957.53	4.06%	8.211%	80.12%	643	65.98%	73.30%
25.01—30.00	412	$79,156,094.49	5.68%	8.094%	80.18%	646	66.02%	70.64%
30.01—35.00	652	$124,740,689.99	8.95%	8.171%	80.99%	641	62.15%	74.08%
35.01—40.00	988	$212,646,168.44	15.26%	8.182%	81.32%	641	58.59%	69.37%
40.01—45.00	1,375	$321,915,998.68	23.10%	8.256%	81.77%	638	52.56%	76.13%
45.01—50.00	1,570	$364,079,795.97	26.12%	8.155%	82.69%	640	60.11%	76.33%
50.01—55.00	547	$147,712,065.12	10.60%	7.771%	78.93%	614	79.34%	74.91%
55.01—60.00	26	$10,393,035.06	0.75%	7.362%	79.98%	615	89.93%	69.43%
>= 60.01	3	$1,308,211.69	0.09%	7.049%	86.94%	619	54.59%	100.00%
Total	**6,229**	**$1,393,794,760.67**	**100.00%**	**8.148%**	**81.38%**	**637**	**61.66%**	**74.24%**

Product	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
ARM—2 Yr/6 Mth	1,207	$224,299,214.21	16.09%	8.978%	80.87%	604	56.15%	100.00%
ARM—2 Yr/6 Mth 40 Yr	139	$44,749,667.32	3.21%	8.407%	82.76%	633	47.92%	100.00%
ARM—2 Yr/6 Mth IO	204	$76,343,117.13	5.48%	7.377%	80.39%	665	70.19%	100.00%
ARM—3 Yr/6 Mth	439	$87,272,018.19	6.26%	8.547%	80.84%	619	59.63%	100.00%
ARM—3 Yr/6 Mth 40 Yr	51	$14,681,075.34	1.05%	8.227%	78.77%	626	63.94%	100.00%
ARM—3 Yr/6 Mth IO	68	$23,723,314.92	1.70%	7.290%	80.40%	673	68.79%	100.00%
ARM—5 Yr/6 Mth	96	$18,622,729.60	1.34%	7.743%	77.34%	627	77.74%	100.00%
ARM—5 Yr/6 Mth 40 Yr	30	$8,017,376.84	0.58%	7.527%	83.49%	642	76.31%	100.00%
ARM—5 Yr/6 Mth IO	89	$30,852,738.45	2.21%	6.918%	79.37%	672	80.52%	100.00%
ARM—6 Month	2	$224,317.41	0.02%	11.578%	76.33%	520	100.00%	100.00%
Balloon—2 Yr/6 Mnth	1,107	$386,875,582.57	27.76%	8.027%	81.79%	637	47.26%	100.00%
Balloon—3 Yr/6 Mnth	235	$71,096,707.86	5.10%	7.971%	83.83%	626	57.28%	100.00%
Balloon—30 Year	180	$52,488,635.58	3.77%	7.175%	77.37%	653	82.22%	0.00%
Balloon—5 Yr/6 Mnth	138	$47,977,615.10	3.44%	6.957%	79.44%	654	83.95%	100.00%
Fixed—10 Year	1	$26,250.64	0.00%	10.250%	54.79%	635	100.00%	0.00%
Fixed—15 Year	40	$3,660,766.07	0.26%	8.403%	76.62%	637	69.53%	0.00%
Fixed—20 Year	31	$4,263,495.79	0.31%	7.591%	78.44%	662	88.81%	0.00%
Fixed—30 Year	2,115	$282,117,493.04	20.24%	8.444%	83.06%	653	73.74%	0.00%
Fixed—40 Year	57	$16,502,644.61	1.18%	6.988%	74.11%	664	82.85%	0.00%
Total	**6,229**	**$1,393,794,760.67**	**100.00%**	**8.148%**	**81.38%**	**637**	**61.66%**	**74.24%**

Interest Only	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
Interest Only	361	$130,919,170.50	9.39%	7.253%	80.15%	668	72.37%	100.00%
Not Interest Only	5,868	$1,262,875,590.17	90.61%	8.241%	81.50%	634	60.55%	71.57%
Total	**6,229**	**$1,393,794,760.67**	**100.00%**	**8.148%**	**81.38%**	**637**	**61.66%**	**74.24%**

Interest Only Term (months)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
N/A	5,868	$1,262,875,590.17	90.61%	8.241%	81.50%	634	60.55%	71.57%
24	204	$76,343,117.13	5.48%	7.377%	80.39%	665	70.19%	100.00%
36	68	$23,723,314.92	1.70%	7.290%	80.40%	673	68.79%	100.00%
60	89	$30,852,738.45	2.21%	6.918%	79.37%	672	80.52%	100.00%
Total	**6,229**	**$1,393,794,760.67**	**100.00%**	**8.148%**	**81.38%**	**637**	**61.66%**	**74.24%**

Prepayment Penalty Term (months)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
N/A	1,453	$280,953,706.06	20.16%	8.933%	82.19%	633	52.56%	76.31%
12	329	$98,369,874.07	7.06%	8.284%	82.01%	639	58.50%	86.07%
24	2,170	$496,332,041.20	35.61%	8.346%	82.71%	631	56.19%	91.33%
36	2,277	$518,139,139.34	37.17%	7.508%	79.54%	646	72.44%	54.50%
Total	**6,229**	**$1,393,794,760.67**	**100.00%**	**8.148%**	**81.38%**	**637**	**61.66%**	**74.24%**

Lien Position	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
First Lien	5,046	$1,306,977,574.22	93.77%	7.955%	80.17%	636	62.77%	79.17%
Second Lien	1,183	$86,817,186.45	6.23%	11.065%	99.57%	655	44.93%	0.00%
Total	**6,229**	**$1,393,794,760.67**	**100.00%**	**8.148%**	**81.38%**	**637**	**61.66%**	**74.24%**

Documentation Type	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
Full	3,860	$859,443,722.05	61.66%	7.728%	80.84%	630	100.00%	68.44%
Limited	347	$78,074,471.43	5.60%	8.396%	83.24%	628	0.00%	85.08%
Stated	2,022	$456,276,567.19	32.74%	8.898%	82.06%	653	0.00%	83.30%
Total	**6,229**	**$1,393,794,760.67**	**100.00%**	**8.148%**	**81.38%**	**637**	**61.66%**	**74.24%**

Loan Purpose	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
Cash-Out Refi	2,652	$689,031,878.55	49.44%	7.859%	78.85%	624	71.92%	70.55%
Purchase	2,874	$538,103,999.26	38.61%	8.590%	84.54%	653	44.60%	81.24%
Rate/Term Refi	703	$166,658,882.86	11.96%	7.919%	81.61%	643	74.34%	66.91%
Total	**6,229**	**$1,393,794,760.67**	**100.00%**	**8.148%**	**81.38%**	**637**	**61.66%**	**74.24%**

Property Type	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
Condominium	507	$100,648,183.33	7.22%	8.246%	82.60%	650	56.90%	77.66%
Planned Unit Development	709	$175,709,055.26	12.61%	8.020%	81.56%	636	69.24%	73.41%
Single Family	4,566	$1,009,855,760.13	72.45%	8.139%	81.33%	635	62.43%	73.87%
Townhouse	38	$4,860,645.14	0.35%	8.475%	84.12%	620	64.68%	70.76%
Two to Four Family	409	$102,721,116.81	7.37%	8.344%	80.16%	655	45.68%	76.14%
Total	**6,229**	**$1,393,794,760.67**	**100.00%**	**8.148%**	**81.38%**	**637**	**61.66%**	**74.24%**

Occupancy Type	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
Investor	706	$109,848,830.21	7.88%	9.414%	84.94%	662	34.41%	90.41%
Owner-Occupied	5,440	$1,257,725,993.80	90.24%	8.045%	81.09%	635	64.05%	72.71%
Second Home	83	$26,219,936.66	1.88%	7.817%	80.22%	660	61.26%	79.84%
Total	**6,229**	**$1,393,794,760.67**	**100.00%**	**8.148%**	**81.38%**	**637**	**61.66%**	**74.24%**

Loan Type	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
Adj Rate Mortgage	3,805	$1,034,735,474.94	74.24%	8.137%	81.27%	632	56.85%	100.00%
Fixed Rate Mortgage	2,424	$359,059,285.73	25.76%	8.181%	81.70%	653	75.53%	0.00%
Total	**6,229**	**$1,393,794,760.67**	**100.00%**	**8.148%**	**81.38%**	**637**	**61.66%**	**74.24%**

Gross Margin (%)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
<= 4.999	3,259	$911,565,985.55	88.10%	8.015%	81.77%	641	55.00%	100.00%
5.000—5.999	367	$88,563,654.77	8.56%	8.914%	79.85%	575	70.48%	100.00%
6.000—6.999	179	$34,605,834.62	3.34%	9.359%	71.54%	549	70.58%	100.00%
Total	**3,805**	**$1,034,735,474.94**	**100.00%**	**8.137%**	**81.27%**	**632**	**56.85%**	**100.00%**

Minimum Interest Rate (%)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
5.500—5.999	74	$26,221,570.95	2.53%	5.773%	75.55%	683	96.65%	100.00%
6.000—6.499	147	$49,066,644.06	4.74%	6.254%	78.35%	670	89.79%	100.00%
6.500—6.999	353	$115,448,064.74	11.16%	6.790%	79.67%	651	81.74%	100.00%
7.000—7.499	437	$144,364,356.18	13.95%	7.259%	79.62%	643	75.48%	100.00%
7.500—7.999	645	$192,387,804.92	18.59%	7.757%	80.92%	642	57.35%	100.00%
8.000—8.499	469	$139,222,678.94	13.45%	8.269%	80.57%	631	41.69%	100.00%
8.500—8.999	511	$147,284,236.40	14.23%	8.778%	81.84%	620	40.43%	100.00%
9.000—9.499	297	$70,272,704.64	6.79%	9.268%	83.62%	616	42.76%	100.00%
9.500—9.999	327	$74,682,012.53	7.22%	9.760%	85.00%	595	43.80%	100.00%
10.000—10.499	197	$35,860,672.95	3.47%	10.263%	86.60%	602	36.81%	100.00%
10.500—10.999	165	$22,608,845.08	2.18%	10.761%	85.63%	594	27.63%	100.00%
11.000—11.499	85	$8,293,059.37	0.80%	11.292%	84.06%	586	37.10%	100.00%
11.500—11.999	59	$6,554,080.16	0.63%	11.719%	86.16%	571	23.02%	100.00%
12.000—12.499	19	$1,282,433.36	0.12%	12.169%	84.27%	600	16.91%	100.00%
12.500—12.999	15	$963,823.89	0.09%	12.639%	84.41%	567	40.46%	100.00%
13.000—13.499	3	$104,540.39	0.01%	13.274%	83.19%	487	100.00%	100.00%
>= 14.000	2	$117,946.38	0.01%	14.729%	60.06%	488	71.49%	100.00%
Total	**3,805**	**$1,034,735,474.94**	**100.00%**	**8.137%**	**81.27%**	**632**	**56.85%**	**100.00%**

Maximum Interest Rate (%)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
11.500—11.999	74	$26,221,570.95	2.53%	5.773%	75.55%	683	96.65%	100.00%
12.000—12.499	147	$49,066,644.06	4.74%	6.254%	78.35%	670	89.79%	100.00%
12.500—12.999	353	$115,448,064.74	11.16%	6.790%	79.67%	651	81.74%	100.00%
13.000—13.499	437	$144,364,356.18	13.95%	7.259%	79.62%	643	75.48%	100.00%
13.500—13.999	645	$192,387,804.92	18.59%	7.757%	80.92%	642	57.35%	100.00%
14.000—14.499	469	$139,222,678.94	13.45%	8.269%	80.57%	631	41.69%	100.00%
14.500—14.999	511	$147,284,236.40	14.23%	8.778%	81.84%	620	40.43%	100.00%
15.000—15.499	297	$70,272,704.64	6.79%	9.268%	83.62%	616	42.76%	100.00%
15.500—15.999	327	$74,682,012.53	7.22%	9.760%	85.00%	595	43.80%	100.00%
16.000—16.499	197	$35,860,672.95	3.47%	10.263%	86.60%	602	36.81%	100.00%
16.500—16.999	165	$22,608,845.08	2.18%	10.761%	85.63%	594	27.63%	100.00%
17.000—17.499	85	$8,293,059.37	0.80%	11.292%	84.06%	586	37.10%	100.00%
17.500—17.999	59	$6,554,080.16	0.63%	11.719%	86.16%	571	23.02%	100.00%
18.000—18.499	19	$1,282,433.36	0.12%	12.169%	84.27%	600	16.91%	100.00%
18.500—18.999	15	$963,823.89	0.09%	12.639%	84.41%	567	40.46%	100.00%
19.000—19.499	3	$104,540.39	0.01%	13.274%	83.19%	487	100.00%	100.00%
20.500—20.999	2	$117,946.38	0.01%	14.729%	60.06%	488	71.49%	100.00%
Total	**3,805**	**$1,034,735,474.94**	**100.00%**	**8.137%**	**81.27%**	**632**	**56.85%**	**100.00%**

Initial Periodic Cap (%)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
1.000	345	$92,793,713.33	8.97%	8.007%	79.92%	649	72.42%	100.00%
2.000	2,315	$639,878,078.49	61.84%	8.314%	81.64%	627	49.54%	100.00%
3.000	1,145	$302,063,683.12	29.19%	7.802%	80.89%	638	67.54%	100.00%
Total	**3,805**	**$1,034,735,474.94**	**100.00%**	**8.137%**	**81.27%**	**632**	**56.85%**	**100.00%**

Subsequent Periodic Cap (%)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
1.000	3,805	$1,034,735,474.94	100.00%	8.137%	81.27%	632	56.85%	100.00%
Total	**3,805**	**$1,034,735,474.94**	**100.00%**	**8.137%**	**81.27%**	**632**	**56.85%**	**100.00%**

Next Rate Change Date	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
2/1/2007	3	$203,118.51	0.02%	11.037%	80.56%	559	29.36%	100.00%
4/1/2007	1	$132,766.16	0.01%	10.500%	77.35%	600	100.00%	100.00%
5/1/2007	39	$3,496,704.00	0.34%	11.188%	79.55%	568	84.03%	100.00%
6/1/2007	39	$4,201,507.42	0.41%	11.142%	79.25%	566	82.73%	100.00%
7/1/2007	74	$9,520,249.89	0.92%	10.866%	76.29%	585	80.57%	100.00%
4/1/2008	1	$290,417.00	0.03%	8.900%	80.00%	732	0.00%	100.00%
6/1/2008	1	$80,686.60	0.01%	10.300%	90.00%	610	0.00%	100.00%
7/1/2008	4	$951,079.82	0.09%	8.555%	84.08%	606	38.74%	100.00%
8/1/2008	6	$2,034,531.51	0.20%	8.350%	80.73%	627	13.00%	100.00%
9/1/2008	13	$4,106,464.89	0.40%	8.298%	85.16%	643	43.55%	100.00%
10/1/2008	62	$20,175,419.89	1.95%	8.129%	82.31%	634	64.90%	100.00%
11/1/2008	158	$52,390,164.87	5.06%	8.042%	80.80%	632	47.97%	100.00%
12/1/2008	1,633	$468,180,793.55	45.25%	8.190%	81.78%	632	51.51%	100.00%
1/1/2009	642	$168,187,430.00	16.25%	8.337%	80.76%	627	52.80%	100.00%
5/1/2009	1	$188,047.57	0.02%	8.850%	84.00%	685	0.00%	100.00%
9/1/2009	2	$273,070.65	0.03%	9.770%	83.42%	546	100.00%	100.00%
10/1/2009	18	$4,319,238.69	0.42%	8.050%	83.35%	644	62.54%	100.00%
11/1/2009	26	$6,726,413.24	0.65%	8.134%	81.07%	623	67.55%	100.00%
12/1/2009	511	$128,211,980.80	12.39%	8.171%	81.70%	626	61.61%	100.00%
1/1/2010	221	$55,739,577.00	5.39%	8.078%	81.75%	636	55.96%	100.00%
6/1/2011	2	$253,450.22	0.02%	8.143%	59.15%	645	0.00%	100.00%
7/1/2011	1	$276,995.79	0.03%	7.300%	80.00%	629	100.00%	100.00%
8/1/2011	4	$1,223,408.33	0.12%	6.982%	79.84%	670	61.75%	100.00%
9/1/2011	8	$2,406,897.29	0.23%	8.074%	79.95%	630	70.89%	100.00%
10/1/2011	9	$2,362,243.20	0.23%	6.819%	75.93%	660	84.42%	100.00%
11/1/2011	12	$4,223,230.35	0.41%	7.392%	85.44%	635	97.95%	100.00%
12/1/2011	223	$69,558,379.70	6.72%	7.127%	79.25%	658	80.96%	100.00%
1/1/2012	91	$25,021,208.00	2.42%	6.991%	79.09%	646	81.81%	100.00%
Total	**3,805**	**$1,034,735,474.94**	**100.00%**	**8.137%**	**81.27%**	**632**	**56.85%**	**100.00%**

Location	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
Alabama	46	$4,932,767.80	0.35%	9.117%	81.36%	622	48.51%	87.92%
Alaska	35	$7,499,023.36	0.54%	7.775%	84.74%	635	93.40%	80.78%
Arizona	99	$17,732,049.52	1.27%	8.201%	81.36%	624	60.79%	85.27%
Arkansas	18	$1,797,669.09	0.13%	9.472%	86.09%	602	81.87%	63.00%
California	1,844	$564,967,662.50	40.53%	7.929%	80.56%	648	55.32%	77.81%
Colorado	127	$25,646,053.72	1.84%	8.677%	83.83%	633	67.08%	74.10%
Connecticut	45	$10,080,709.51	0.72%	8.107%	82.06%	616	73.72%	70.54%
Delaware	10	$2,314,233.18	0.17%	8.555%	78.73%	600	67.11%	67.80%
District of Columbia	52	$16,474,165.96	1.18%	7.601%	79.65%	650	51.83%	59.22%
Florida	492	$101,150,721.17	7.26%	8.347%	81.29%	632	53.05%	77.08%
Georgia	103	$19,640,339.52	1.41%	8.834%	85.57%	626	60.78%	73.63%
Hawaii	15	$5,897,089.07	0.42%	7.076%	82.11%	670	83.09%	48.57%
Idaho	20	$4,137,378.37	0.30%	8.622%	81.98%	602	86.52%	63.02%
Illinois	295	$54,446,752.83	3.91%	8.748%	83.53%	634	56.02%	75.56%
Indiana	82	$7,685,712.13	0.55%	9.081%	86.74%	643	63.21%	67.59%
Iowa	18	$1,776,752.81	0.13%	9.554%	86.67%	573	85.88%	75.01%
Kansas	17	$2,165,166.21	0.16%	9.353%	84.93%	583	55.67%	94.95%
Kentucky	14	$2,087,302.62	0.15%	8.140%	82.36%	626	96.17%	51.75%
Louisiana	27	$3,078,450.02	0.22%	8.915%	80.58%	598	76.42%	72.17%
Maine	28	$5,122,776.68	0.37%	7.102%	82.01%	614	86.91%	36.02%
Maryland	397	$99,305,089.05	7.12%	7.588%	80.46%	639	68.77%	65.03%
Massachusetts	95	$25,606,886.16	1.84%	8.549%	79.15%	614	68.57%	83.14%
Michigan	166	$16,966,536.44	1.22%	9.531%	86.56%	626	44.27%	87.31%
Minnesota	47	$10,372,895.16	0.74%	8.707%	83.53%	604	72.15%	82.42%
Mississippi	1	$56,293.19	0.00%	11.750%	85.00%	538	100.00%	100.00%
Missouri	79	$8,902,109.51	0.64%	8.998%	85.14%	622	57.90%	84.74%
Montana	11	$1,242,655.45	0.09%	8.966%	83.83%	610	55.27%	72.31%
Nebraska	19	$1,570,324.42	0.11%	9.606%	87.76%	588	97.48%	60.06%
Nevada	29	$6,966,832.20	0.50%	7.888%	79.52%	659	51.58%	88.41%
New Hampshire	13	$2,197,791.12	0.16%	7.985%	79.69%	599	86.24%	59.98%
New Jersey	173	$45,772,673.81	3.28%	8.598%	79.50%	628	59.09%	75.66%
New Mexico	17	$1,748,386.18	0.13%	8.633%	84.89%	609	86.53%	56.59%
New York	206	$65,164,789.51	4.68%	7.606%	79.45%	640	69.59%	60.17%
North Carolina	55	$7,956,991.07	0.57%	8.737%	79.11%	622	73.80%	86.18%
North Dakota	1	$108,876.12	0.01%	10.375%	90.00%	623	100.00%	100.00%
Ohio	54	$5,752,048.31	0.41%	9.238%	86.12%	622	77.65%	79.60%
Oklahoma	21	$2,084,396.88	0.15%	9.729%	84.65%	591	87.88%	58.81%
Oregon	94	$19,315,078.17	1.39%	8.506%	83.96%	633	65.15%	79.22%
Pennsylvania	155	$18,271,168.18	1.31%	8.596%	83.74%	620	70.06%	69.95%
Rhode Island	26	$5,686,739.07	0.41%	8.069%	86.77%	635	72.04%	64.53%
South Carolina	15	$2,555,020.46	0.18%	8.921%	90.51%	626	95.03%	57.38%
South Dakota	2	$311,514.65	0.02%	8.661%	93.19%	613	100.00%	42.26%
Tennessee	73	$9,289,572.14	0.67%	8.824%	87.83%	623	65.52%	68.95%
Texas	580	$67,147,416.51	4.82%	8.801%	81.22%	625	63.92%	58.66%
Utah	20	$5,430,791.65	0.39%	8.209%	82.71%	669	76.50%	66.87%
Vermont	7	$874,519.17	0.06%	8.334%	81.39%	608	86.96%	43.04%
Virginia	88	$21,689,831.39	1.56%	7.648%	79.87%	634	78.34%	67.29%
Washington	306	$70,388,555.22	5.05%	8.001%	83.04%	627	81.34%	79.90%
West Virginia	14	$2,194,366.12	0.16%	8.080%	82.20%	619	70.63%	86.25%
Wisconsin	75	$9,622,838.30	0.69%	8.478%	85.56%	611	77.76%	88.72%
Wyoming	3	$608,998.99	0.04%	8.389%	72.23%	625	31.10%	18.79%
Total	**6,229**	**$1,393,794,760.67**	**100.00%**	**8.148%**	**81.38%**	**637**	**61.66%**	**74.24%**

Mortgage Loan Statistics—Group I

		Minimum	Maximum
Scheduled Principal Balance	$460,858,498	$9,997	$695,000
Average Scheduled Principal Balance	$181,798		
Number of Mortgage Loans	2,535		
Weighted Average Gross Coupon	8.002%	5.500%	12.700%
Weighted Average FICO Score	621	500	813
Weighted Average Original LTV	79.79%	9.86%	100.00%
Weighted Average Combined Original LTV	83.10%	9.86%	100.00%
Weighted Average DTI	41.99%	20.01%	58.58%
Weighted Average Original Term	367 months	180 months	480 months
Weighted Average Stated Remaining Term	366 months	177 months	480 months
Weighted Average Seasoning	1 month	0 months	8 months
Weighted Average Gross Margin	5.235%	4.990%	6.750%
Weighted Average Minimum Interest Rate	8.176%	5.500%	12.600%
Weighted Average Maximum Interest Rate	14.176%	11.500%	18.600%
Weighted Average Initial Rate Cap	2.283%	1.000%	3.000%
Weighted Average Subsequent Rate Cap	1.000%	1.000%	1.000%
Weighted Average Months to Roll	28 months	17 months	60 months
Maturity Date		October 1,2021	January 1,2047

Adj Rate Mortgage	70.02%	Full	72.74%
Fixed Rate Mortgage	29.98%	Limited	4.69%
		Stated	22.57%
ARM—2 Yr/6 Mth	20.22%		
ARM—2 Yr/6 Mth 40 Yr	2.91%	Cash-Out Refi	68.66%
ARM—2 Yr/6 Mth IO	1.37%	Purchase	12.66%
ARM—3 Yr/6 Mth	9.40%	Rate/Term Refi	18.68%
ARM—3 Yr/6 Mth 40 Yr	1.54%		
ARM—3 Yr/6 Mth IO	0.96%	Condominium	6.55%
ARM—5 Yr/6 Mth	0.81%	Planned Unit Development	10.74%
ARM—5 Yr/6 Mth 40 Yr	0.22%	Single Family	74.09%
ARM—5 Yr/6 Mth IO	0.52%	Townhouse	0.70%
Balloon—2 Yr/6 Mnth	24.18%	Two to Four Family	7.92%
Balloon—3 Yr/6 Mnth	6.42%		
Balloon—30 Year	5.46%	Investor	5.35%
Balloon—5 Yr/6 Mnth	1.46%	Owner-Occupied	93.56%
Fixed—15 Year	0.26%	Second Home	1.09%
Fixed—20 Year	0.41%		
Fixed—30 Year	21.93%	First Lien	97.63%
Fixed—40 Year	1.93%	Second Lien	2.37%
Not Interest Only	97.14%	Top 5 Locations:	
Interest Only	2.86%	California	25.01%
		Maryland	9.67%
Prepay Penalty: N/A	19.23%	Florida	7.18%
Prepay Penalty: 12 months	6.04%	Washington	6.80%
Prepay Penalty: 24 months	34.99%	Illinois	5.52%
Prepay Penalty: 36 months	39.74%		

Current Balance ($)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
0.01—50,000.00	269	$8,658,900.89	1.88%	10.627%	95.18%	637	67.86%	12.34%
50,000.01—100,000.00	408	$31,992,225.99	6.94%	9.068%	82.69%	616	73.63%	56.82%
100,000.01—150,000.00	480	$60,146,458.63	13.05%	8.252%	78.44%	611	78.20%	67.49%
150,000.01—200,000.00	390	$68,353,850.23	14.83%	8.047%	79.01%	616	74.64%	70.99%
200,000.01—250,000.00	292	$65,407,138.08	14.19%	7.881%	79.12%	611	82.38%	72.34%
250,000.01—300,000.00	278	$76,487,570.42	16.60%	7.659%	79.50%	627	72.55%	69.61%
300,000.01—350,000.00	213	$69,058,748.33	14.98%	7.880%	80.49%	619	59.19%	76.42%
350,000.01—400,000.00	146	$54,975,133.36	11.93%	7.609%	78.97%	631	71.24%	80.21%
400,000.01—450,000.00	42	$17,197,931.86	3.73%	7.562%	79.40%	640	71.07%	62.10%
450,000.01—500,000.00	10	$4,742,051.80	1.03%	7.953%	81.09%	645	70.28%	60.95%
500,000.01—550,000.00	5	$2,588,713.21	0.56%	7.369%	71.79%	644	80.30%	79.54%
550,000.01—600,000.00	1	$554,774.82	0.12%	6.775%	55.50%	686	0.00%	100.00%
650,000.01—700,000.00	1	$695,000.00	0.15%	6.900%	87.97%	622	100.00%	100.00%
Total	**2,535**	**$460,858,497.62**	**100.00%**	**8.002%**	**79.79%**	**621**	**72.74%**	**70.02%**

Mortgage Interest Rate (%)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
5.500—5.999	24	$6,668,070.72	1.45%	5.757%	72.66%	657	100.00%	100.00%
6.000—6.499	205	$52,318,675.25	11.35%	6.204%	71.51%	677	96.28%	29.70%
6.500—6.999	271	$62,731,052.80	13.61%	6.768%	77.77%	644	85.71%	56.61%
7.000—7.499	268	$57,122,391.01	12.39%	7.231%	78.87%	628	87.36%	72.09%
7.500—7.999	364	$73,530,817.68	15.96%	7.727%	80.08%	622	73.85%	77.04%
8.000—8.499	281	$53,120,111.64	11.53%	8.237%	80.00%	614	57.53%	80.75%
8.500—8.999	284	$55,547,404.15	12.05%	8.746%	81.27%	593	62.19%	83.41%
9.000—9.499	166	$28,580,692.64	6.20%	9.226%	83.20%	596	57.04%	87.14%
9.500—9.999	258	$32,378,938.59	7.03%	9.752%	85.03%	579	62.90%	83.22%
10.000—10.499	113	$15,854,412.99	3.44%	10.204%	85.09%	579	56.20%	82.20%
10.500—10.999	113	$12,384,493.07	2.69%	10.724%	84.56%	583	38.29%	75.25%
11.000—11.499	122	$6,475,517.94	1.41%	11.211%	92.59%	610	59.50%	30.89%
11.500—11.999	55	$3,415,174.03	0.74%	11.656%	92.28%	588	25.69%	37.79%
12.000—12.499	6	$286,484.60	0.06%	12.216%	92.31%	626	22.33%	35.73%
12.500—12.999	5	$444,260.51	0.10%	12.580%	92.22%	602	0.00%	67.91%
Total	**2,535**	**$460,858,497.62**	**100.00%**	**8.002%**	**79.79%**	**621**	**72.74%**	**70.02%**

FICO	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
500—524	131	$23,105,302.66	5.01%	9.614%	73.72%	514	78.12%	92.30%
525—549	151	$29,740,014.12	6.45%	9.245%	77.65%	538	79.70%	83.50%
550—574	247	$48,636,627.42	10.55%	8.434%	78.63%	563	81.33%	86.30%
575—599	286	$57,026,135.19	12.37%	8.185%	79.55%	588	78.73%	80.68%
600—624	510	$85,769,513.99	18.61%	7.841%	81.48%	613	76.27%	68.45%
625—649	533	$85,695,485.61	18.59%	7.870%	81.69%	637	67.24%	65.55%
650—674	316	$57,367,748.77	12.45%	7.653%	81.94%	661	62.86%	62.77%
675—699	190	$37,566,128.77	8.15%	7.510%	80.31%	686	57.76%	64.31%
>= 700	171	$35,951,541.09	7.80%	6.831%	74.88%	735	78.51%	37.48%
Total	**2,535**	**$460,858,497.62**	**100.00%**	**8.002%**	**79.79%**	**621**	**72.74%**	**70.02%**

Original LTV (%) *	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
0.01—50.00	88	$15,110,844.30	3.28%	7.382%	39.82%	625	81.19%	43.83%
50.01—55.00	27	$6,602,379.05	1.43%	6.998%	52.84%	643	78.20%	47.95%
55.01—60.00	46	$9,727,951.22	2.11%	7.329%	57.68%	630	77.33%	57.83%
60.01—65.00	75	$15,355,755.63	3.33%	7.435%	63.43%	613	64.36%	53.99%
65.01—70.00	133	$29,347,461.41	6.37%	7.578%	68.49%	609	73.43%	70.07%
70.01—75.00	176	$38,279,864.97	8.31%	7.579%	73.66%	604	72.62%	63.50%
75.01—79.99	138	$29,161,316.64	6.33%	7.624%	78.15%	610	82.08%	51.45%
80.00—80.00	720	$134,832,620.45	29.26%	7.941%	80.00%	629	64.20%	80.22%
80.01—85.00	242	$52,229,079.47	11.33%	8.039%	84.38%	608	77.54%	72.53%
85.01—90.00	440	$89,142,583.30	19.34%	8.197%	89.66%	624	74.58%	77.89%
90.01—95.00	113	$21,481,733.76	4.66%	8.854%	94.68%	619	87.87%	78.30%
95.01—99.99	12	$1,167,042.89	0.25%	9.822%	98.11%	617	87.51%	39.68%
= 100.00	325	$18,419,864.53	4.00%	10.142%	100.00%	641	74.23%	34.39%
Total	**2,535**	**$460,858,497.62**	**100.00%**	**8.002%**	**79.79%**	**621**	**72.74%**	**70.02%**

Original LTV for all first lien loans and combined original LTV for all second lien loans

Combined Original LTV with Simultaneous Seconds (%) **	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
0.01—50.00	88	$15,110,844.30	3.28%	7.382%	39.82%	625	81.19%	43.83%
50.01—55.00	26	$6,231,181.59	1.35%	7.043%	52.96%	635	76.90%	50.81%
55.01—60.00	46	$9,985,148.68	2.17%	7.248%	57.40%	637	79.05%	55.20%
60.01—65.00	74	$15,057,713.29	3.27%	7.463%	63.41%	611	63.66%	55.06%
65.01—70.00	130	$28,874,881.95	6.27%	7.594%	68.51%	609	73.90%	69.73%
70.01—75.00	174	$38,102,305.04	8.27%	7.577%	73.65%	604	72.49%	63.54%
75.01—79.99	135	$28,375,593.46	6.16%	7.604%	77.83%	609	81.59%	49.69%
80.00—80.00	307	$59,401,525.53	12.89%	8.086%	80.00%	607	71.29%	73.46%
80.01—85.00	241	$52,305,929.47	11.35%	8.041%	84.35%	608	77.57%	72.57%
85.01—90.00	438	$89,792,366.97	19.48%	8.163%	89.37%	625	73.84%	77.27%
90.01—95.00	138	$26,284,764.94	5.70%	8.646%	91.88%	621	83.13%	78.54%
95.01—99.99	24	$3,755,131.16	0.81%	8.341%	87.57%	631	76.26%	69.49%
= 100.00	714	$87,581,111.24	19.00%	8.350%	84.33%	645	62.39%	75.82%
Total	**2,535**	**$460,858,497.62**	**100.00%**	**8.002%**	**79.79%**	**621**	**72.74%**	**70.02%**

**Combined LTV including simultaneous seconds for all first lien loans and combined original LTV for all second lien loans*

Original Term (months)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
180	8	$1,177,945.58	0.26%	7.592%	81.74%	631	100.00%	0.00%
240	15	$1,867,244.54	0.41%	7.097%	71.50%	663	78.51%	0.00%
360	2,380	$427,391,221.14	92.74%	8.024%	79.91%	620	72.91%	70.47%
480	132	$30,422,086.36	6.60%	7.763%	78.49%	632	69.01%	70.71%
Total	**2,535**	**$460,858,497.62**	**100.00%**	**8.002%**	**79.79%**	**621**	**72.74%**	**70.02%**

Stated Remaining Term (months)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
121—180	8	$1,177,945.58	0.26%	7.592%	81.74%	631	100.00%	0.00%
181—240	15	$1,867,244.54	0.41%	7.097%	71.50%	663	78.51%	0.00%
301—360	2,380	$427,391,221.14	92.74%	8.024%	79.91%	620	72.91%	70.47%
>= 361	132	$30,422,086.36	6.60%	7.763%	78.49%	632	69.01%	70.71%
Total	**2,535**	**$460,858,497.62**	**100.00%**	**8.002%**	**79.79%**	**621**	**72.74%**	**70.02%**

Debt Ratio (%)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
20.01—25.00	117	$17,189,276.98	3.73%	8.283%	78.38%	629	64.75%	69.05%
25.01—30.00	192	$30,515,970.95	6.62%	8.009%	78.32%	627	74.64%	66.95%
30.01—35.00	300	$46,729,157.09	10.14%	8.006%	78.85%	625	74.06%	68.77%
35.01—40.00	428	$75,364,694.84	16.35%	8.087%	79.71%	624	70.30%	63.74%
40.01—45.00	526	$96,910,333.42	21.03%	8.080%	79.96%	616	67.82%	71.82%
45.01—50.00	675	$126,807,190.24	27.52%	7.956%	81.76%	628	72.21%	73.95%
50.01—55.00	287	$64,763,214.80	14.05%	7.809%	77.34%	602	83.70%	69.97%
55.01—60.00	10	$2,578,659.30	0.56%	7.654%	84.14%	616	86.91%	58.80%
Total	**2,535**	**$460,858,497.62**	**100.00%**	**8.002%**	**79.79%**	**621**	**72.74%**	**70.02%**

Product	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
ARM—2 Yr/6 Mth	556	$93,171,294.09	20.22%	8.778%	79.14%	583	67.79%	100.00%
ARM—2 Yr/6 Mth 40 Yr	62	$13,399,706.77	2.91%	8.188%	82.24%	618	56.74%	100.00%
ARM—2 Yr/6 Mth IO	25	$6,333,590.00	1.37%	7.251%	79.83%	680	61.54%	100.00%
ARM—3 Yr/6 Mth	248	$43,334,868.68	9.40%	8.309%	79.45%	608	73.48%	100.00%
ARM—3 Yr/6 Mth 40 Yr	29	$7,098,124.07	1.54%	8.219%	79.58%	612	62.16%	100.00%
ARM—3 Yr/6 Mth IO	18	$4,447,230.00	0.96%	7.204%	80.61%	668	70.06%	100.00%
ARM—5 Yr/6 Mth	24	$3,755,712.49	0.81%	7.464%	72.83%	627	87.41%	100.00%
ARM—5 Yr/6 Mth 40 Yr	5	$1,013,548.15	0.22%	6.973%	78.83%	629	61.98%	100.00%
ARM—5 Yr/6 Mth IO	8	$2,401,120.00	0.52%	6.600%	78.32%	669	100.00%	100.00%
Balloon—2 Yr/6 Mnth	447	$111,435,947.06	24.18%	7.919%	81.41%	622	61.89%	100.00%
Balloon—3 Yr/6 Mnth	127	$29,570,570.96	6.42%	7.851%	84.19%	612	70.37%	100.00%
Balloon—30 Year	100	$25,177,999.19	5.46%	7.062%	76.17%	656	85.70%	0.00%
Balloon—5 Yr/6 Mnth	27	$6,711,217.05	1.46%	7.257%	83.50%	645	92.08%	100.00%
Fixed—15 Year	8	$1,177,945.58	0.26%	7.592%	81.74%	631	100.00%	0.00%
Fixed—20 Year	15	$1,867,244.54	0.41%	7.097%	71.50%	663	78.51%	0.00%
Fixed—30 Year	800	$101,051,671.62	21.93%	7.802%	78.88%	640	85.46%	0.00%
Fixed—40 Year	36	$8,910,707.37	1.93%	6.851%	71.96%	668	93.72%	0.00%
Total	**2,535**	**$460,858,497.62**	**100.00%**	**8.002%**	**79.79%**	**621**	**72.74%**	**70.02%**

Interest Only	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
Interest Only	51	$13,181,940.00	2.86%	7.116%	79.82%	674	71.42%	100.00%
Not Interest Only	2,484	$447,676,557.62	97.14%	8.028%	79.79%	619	72.78%	69.13%
Total	**2,535**	**$460,858,497.62**	**100.00%**	**8.002%**	**79.79%**	**621**	**72.74%**	**70.02%**

Interest Only Term (months)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
N/A	2,484	$447,676,557.62	97.14%	8.028%	79.79%	619	72.78%	69.13%
24	25	$6,333,590.00	1.37%	7.251%	79.83%	680	61.54%	100.00%
36	18	$4,447,230.00	0.96%	7.204%	80.61%	668	70.06%	100.00%
60	8	$2,401,120.00	0.52%	6.600%	78.32%	669	100.00%	100.00%
Total	**2,535**	**$460,858,497.62**	**100.00%**	**8.002%**	**79.79%**	**621**	**72.74%**	**70.02%**

Prepayment Penalty Term (months)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
N/A	593	$88,640,084.61	19.23%	8.752%	81.12%	614	68.41%	73.16%
12	128	$27,832,462.81	6.04%	8.315%	79.97%	618	67.15%	82.57%
24	867	$161,240,984.66	34.99%	8.213%	80.89%	612	66.77%	94.36%
36	947	$183,144,965.54	39.74%	7.405%	78.15%	632	80.94%	45.15%
Total	**2,535**	**$460,858,497.62**	**100.00%**	**8.002%**	**79.79%**	**621**	**72.74%**	**70.02%**

Lien Position	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
First Lien	2,245	$449,922,459.01	97.63%	7.933%	79.30%	620	73.03%	71.72%
Second Lien	290	$10,936,038.61	2.37%	10.839%	99.71%	650	60.68%	0.00%
Total	**2,535**	**$460,858,497.62**	**100.00%**	**8.002%**	**79.79%**	**621**	**72.74%**	**70.02%**

Documentation Type	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
Full	1,857	$335,229,234.81	72.74%	7.734%	79.85%	617	100.00%	64.52%
Limited	120	$21,604,339.27	4.69%	8.367%	83.71%	614	0.00%	89.77%
Stated	558	$104,024,923.54	22.57%	8.790%	78.78%	633	0.00%	83.62%
Total	**2,535**	**$460,858,497.62**	**100.00%**	**8.002%**	**79.79%**	**621**	**72.74%**	**70.02%**

Loan Purpose	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
Cash-Out Refi	1,495	$316,423,664.91	68.66%	7.933%	78.26%	615	73.18%	70.09%
Purchase	576	$58,331,186.69	12.66%	8.490%	84.34%	634	69.31%	75.17%
Rate/Term Refi	464	$86,103,646.02	18.68%	7.923%	82.31%	634	73.45%	66.24%
Total	**2,535**	**$460,858,497.62**	**100.00%**	**8.002%**	**79.79%**	**621**	**72.74%**	**70.02%**

Property Type	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
Condominium	192	$30,190,400.90	6.55%	7.895%	80.77%	640	70.26%	70.06%
Planned Unit Development	268	$49,490,491.03	10.74%	7.897%	80.63%	622	82.64%	68.06%
Single Family	1,909	$341,450,536.66	74.09%	8.022%	80.06%	617	72.96%	69.91%
Townhouse	19	$3,239,999.32	0.70%	7.857%	82.03%	608	84.96%	66.97%
Two to Four Family	147	$36,487,069.71	7.92%	8.052%	75.08%	635	58.18%	73.90%
Total	**2,535**	**$460,858,497.62**	**100.00%**	**8.002%**	**79.79%**	**621**	**72.74%**	**70.02%**

Occupancy Type	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
Investor	138	$24,668,972.80	5.35%	9.128%	83.06%	655	34.09%	88.18%
Owner-Occupied	2,371	$431,162,201.66	93.56%	7.939%	79.59%	618	75.05%	69.06%
Second Home	26	$5,027,323.16	1.09%	7.890%	80.90%	645	63.85%	62.45%
Total	**2,535**	**$460,858,497.62**	**100.00%**	**8.002%**	**79.79%**	**621**	**72.74%**	**70.02%**

Loan Type	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
Adj Rate Mortgage	1,576	$322,672,929.32	70.02%	8.176%	80.61%	610	67.03%	100.00%
Fixed Rate Mortgage	959	$138,185,568.30	29.98%	7.595%	77.87%	645	86.07%	0.00%
Total	**2,535**	**$460,858,497.62**	**100.00%**	**8.002%**	**79.79%**	**621**	**72.74%**	**70.02%**

Gross Margin (%)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
<= 4.999	1,267	$257,659,998.38	79.85%	8.008%	81.92%	622	65.74%	100.00%
5.000—5.999	204	$43,661,929.18	13.53%	8.769%	78.60%	569	71.11%	100.00%
6.000—6.999	105	$21,351,001.76	6.62%	8.987%	68.94%	554	74.32%	100.00%
Total	**1,576**	**$322,672,929.32**	**100.00%**	**8.176%**	**80.61%**	**610**	**67.03%**	**100.00%**

Minimum Interest Rate (%)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
5.500—5.999	24	$6,668,070.72	2.07%	5.757%	72.66%	657	100.00%	100.00%
6.000—6.499	64	$15,541,031.73	4.82%	6.271%	76.43%	656	91.78%	100.00%
6.500—6.999	145	$35,512,405.64	11.01%	6.773%	79.39%	639	81.45%	100.00%
7.000—7.499	185	$41,179,551.35	12.76%	7.233%	79.55%	624	87.06%	100.00%
7.500—7.999	265	$56,647,684.78	17.56%	7.731%	80.35%	622	69.41%	100.00%
8.000—8.499	215	$42,891,902.26	13.29%	8.235%	79.68%	613	52.23%	100.00%
8.500—8.999	220	$46,334,059.86	14.36%	8.750%	81.39%	591	60.66%	100.00%
9.000—9.499	137	$24,906,342.79	7.72%	9.225%	83.68%	595	54.74%	100.00%
9.500—9.999	155	$26,945,373.72	8.35%	9.738%	83.60%	571	61.30%	100.00%
10.000—10.499	75	$13,032,342.51	4.04%	10.210%	83.77%	573	51.98%	100.00%
10.500—10.999	56	$9,319,272.74	2.89%	10.723%	82.70%	571	26.20%	100.00%
11.000—11.499	20	$2,000,073.11	0.62%	11.174%	79.93%	559	47.07%	100.00%
11.500—11.999	10	$1,290,747.07	0.40%	11.565%	85.07%	537	32.14%	100.00%
12.000—12.499	2	$102,355.64	0.03%	12.143%	78.49%	579	42.98%	100.00%
12.500—12.999	3	$301,715.40	0.09%	12.524%	88.54%	588	0.00%	100.00%
Total	**1,576**	**$322,672,929.32**	**100.00%**	**8.176%**	**80.61%**	**610**	**67.03%**	**100.00%**

Maximum Interest Rate (%)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
11.500—11.999	24	$6,668,070.72	2.07%	5.757%	72.66%	657	100.00%	100.00%
12.000—12.499	64	$15,541,031.73	4.82%	6.271%	76.43%	656	91.78%	100.00%
12.500—12.999	145	$35,512,405.64	11.01%	6.773%	79.39%	639	81.45%	100.00%
13.000—13.499	185	$41,179,551.35	12.76%	7.233%	79.55%	624	87.06%	100.00%
13.500—13.999	265	$56,647,684.78	17.56%	7.731%	80.35%	622	69.41%	100.00%
14.000—14.499	215	$42,891,902.26	13.29%	8.235%	79.68%	613	52.23%	100.00%
14.500—14.999	220	$46,334,059.86	14.36%	8.750%	81.39%	591	60.66%	100.00%
15.000—15.499	137	$24,906,342.79	7.72%	9.225%	83.68%	595	54.74%	100.00%
15.500—15.999	155	$26,945,373.72	8.35%	9.738%	83.60%	571	61.30%	100.00%
16.000—16.499	75	$13,032,342.51	4.04%	10.210%	83.77%	573	51.98%	100.00%
16.500—16.999	56	$9,319,272.74	2.89%	10.723%	82.70%	571	26.20%	100.00%
17.000—17.499	20	$2,000,073.11	0.62%	11.174%	79.93%	559	47.07%	100.00%
17.500—17.999	10	$1,290,747.07	0.40%	11.565%	85.07%	537	32.14%	100.00%
18.000—18.499	2	$102,355.64	0.03%	12.143%	78.49%	579	42.98%	100.00%
18.500—18.999	3	$301,715.40	0.09%	12.524%	88.54%	588	0.00%	100.00%
Total	**1,576**	**$322,672,929.32**	**100.00%**	**8.176%**	**80.61%**	**610**	**67.03%**	**100.00%**

Initial Periodic Cap (%)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
1.000	27	$6,689,275.69	2.07%	7.324%	79.84%	672	60.95%	100.00%
2.000	1,064	$217,831,155.41	67.51%	8.302%	80.49%	605	64.15%	100.00%
3.000	485	$98,152,498.22	30.42%	7.954%	80.93%	618	73.85%	100.00%
Total	**1,576**	**$322,672,929.32**	**100.00%**	**8.176%**	**80.61%**	**610**	**67.03%**	**100.00%**

Subsequent Periodic Cap (%)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
1.000	1,576	$322,672,929.32	100.00%	8.176%	80.61%	610	67.03%	100.00%
Total	**1,576**	**$322,672,929.32**	**100.00%**	**8.176%**	**80.61%**	**610**	**67.03%**	**100.00%**

Next Rate Change Date	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
6/1/2008	1	$80,686.60	0.03%	10.300%	90.00%	610	0.00%	100.00%
7/1/2008	3	$871,145.93	0.27%	8.307%	83.53%	605	42.29%	100.00%
8/1/2008	2	$614,715.23	0.19%	8.165%	75.58%	611	43.03%	100.00%
9/1/2008	6	$927,004.27	0.29%	8.772%	85.11%	629	81.38%	100.00%
10/1/2008	16	$4,490,606.60	1.39%	7.712%	77.74%	619	71.21%	100.00%
11/1/2008	41	$8,809,791.91	2.73%	7.938%	78.40%	601	69.04%	100.00%
12/1/2008	683	$139,258,348.38	43.16%	8.202%	81.03%	609	64.45%	100.00%
1/1/2009	338	$69,288,239.00	21.47%	8.486%	79.73%	602	62.37%	100.00%
5/1/2009	1	$188,047.57	0.06%	8.850%	84.00%	685	0.00%	100.00%
9/1/2009	1	$179,638.37	0.06%	9.650%	80.00%	518	100.00%	100.00%
10/1/2009	10	$2,166,412.44	0.67%	8.050%	83.51%	612	87.50%	100.00%
11/1/2009	12	$2,285,748.47	0.71%	7.712%	78.19%	597	94.80%	100.00%
12/1/2009	275	$54,353,832.86	16.84%	8.083%	81.40%	613	71.10%	100.00%
1/1/2010	123	$25,277,114.00	7.83%	8.103%	80.78%	616	68.42%	100.00%
6/1/2011	2	$253,450.22	0.08%	8.143%	59.15%	645	0.00%	100.00%
9/1/2011	1	$87,194.29	0.03%	7.975%	83.33%	568	100.00%	100.00%
11/1/2011	1	$103,944.41	0.03%	8.250%	80.00%	648	100.00%	100.00%
12/1/2011	35	$7,847,168.77	2.43%	7.216%	81.08%	642	91.93%	100.00%
1/1/2012	25	$5,589,840.00	1.73%	7.049%	77.83%	646	90.99%	100.00%
Total	**1,576**	**$322,672,929.32**	**100.00%**	**8.176%**	**80.61%**	**610**	**67.03%**	**100.00%**

Location	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
Alabama	25	$2,607,871.83	0.57%	8.886%	82.64%	608	66.40%	92.79%
Alaska	24	$4,689,787.71	1.02%	7.736%	83.48%	628	89.45%	77.75%
Arizona	58	$9,137,589.50	1.98%	8.116%	80.38%	626	66.12%	85.18%
Arkansas	10	$1,080,758.87	0.23%	9.468%	87.11%	587	100.00%	82.88%
California	426	$115,267,187.24	25.01%	7.571%	75.39%	634	61.28%	73.49%
Colorado	55	$9,741,220.04	2.11%	8.218%	84.74%	617	84.03%	62.59%
Connecticut	23	$4,870,406.67	1.06%	7.964%	81.79%	602	89.12%	76.54%
Delaware	2	$373,094.96	0.08%	6.360%	69.78%	657	100.00%	0.00%
District of Columbia	20	$4,842,142.62	1.05%	6.829%	75.57%	623	92.81%	47.21%
Florida	182	$33,071,792.57	7.18%	8.121%	78.56%	610	65.63%	75.00%
Georgia	53	$8,305,252.97	1.80%	8.830%	84.88%	609	78.31%	71.58%
Hawaii	4	$1,061,235.86	0.23%	7.220%	86.12%	653	81.37%	48.77%
Idaho	12	$1,904,402.49	0.41%	8.670%	80.11%	606	70.72%	74.55%
Illinois	155	$25,440,295.62	5.52%	8.440%	82.93%	626	65.53%	70.19%
Indiana	20	$2,556,987.98	0.55%	8.170%	85.88%	618	91.62%	61.45%
Iowa	11	$919,270.53	0.20%	8.885%	86.76%	589	72.71%	51.70%
Kansas	10	$1,138,849.74	0.25%	8.724%	85.20%	596	73.54%	90.40%
Kentucky	9	$1,313,947.72	0.29%	7.969%	81.88%	639	93.91%	41.20%
Louisiana	14	$1,738,695.15	0.38%	8.371%	80.46%	584	83.65%	63.08%
Maine	22	$3,718,690.25	0.81%	7.261%	82.46%	619	81.97%	25.72%
Maryland	211	$44,552,505.95	9.67%	7.551%	79.25%	620	75.65%	65.01%
Massachusetts	52	$11,585,144.58	2.51%	8.393%	78.53%	602	78.10%	76.65%
Michigan	68	$6,665,518.95	1.45%	9.148%	86.58%	614	68.00%	85.25%
Minnesota	25	$4,515,097.34	0.98%	8.452%	80.85%	597	84.41%	82.99%
Missouri	38	$3,842,722.04	0.83%	8.853%	84.10%	601	73.73%	84.12%
Montana	8	$951,743.96	0.21%	8.628%	82.58%	619	45.38%	76.97%
Nebraska	13	$1,122,381.94	0.24%	9.545%	90.42%	592	100.00%	61.14%
Nevada	16	$2,729,046.27	0.59%	7.982%	82.45%	651	56.20%	78.79%
New Hampshire	7	$1,397,575.13	0.30%	8.198%	78.46%	575	84.37%	67.04%
New Jersey	71	$16,617,391.96	3.61%	8.526%	76.96%	617	63.01%	76.32%
New Mexico	9	$961,487.05	0.21%	8.323%	85.85%	612	91.10%	47.71%
New York	83	$19,182,225.70	4.16%	7.263%	73.86%	628	82.91%	46.33%
North Carolina	21	$3,174,176.33	0.69%	8.661%	82.29%	600	74.78%	80.90%
Ohio	14	$2,113,070.68	0.46%	8.214%	85.76%	623	91.35%	68.69%
Oklahoma	7	$536,126.98	0.12%	8.997%	86.00%	617	92.95%	5.97%
Oregon	60	$10,494,493.39	2.28%	8.133%	82.87%	619	78.16%	75.37%
Pennsylvania	85	$10,181,063.94	2.21%	8.414%	82.49%	612	79.19%	64.86%
Rhode Island	16	$3,706,907.77	0.80%	7.563%	85.58%	630	77.94%	65.53%
South Carolina	11	$1,737,173.47	0.38%	9.180%	89.53%	614	96.24%	37.31%
South Dakota	2	$311,514.65	0.07%	8.661%	93.19%	613	100.00%	42.26%
Tennessee	49	$5,521,464.71	1.20%	8.647%	89.43%	621	81.04%	65.93%
Texas	259	$25,171,563.51	5.46%	8.765%	81.74%	611	75.39%	52.27%
Utah	5	$1,061,746.00	0.23%	7.701%	87.51%	642	100.00%	51.39%
Vermont	7	$874,519.17	0.19%	8.334%	81.39%	608	86.96%	43.04%
Virginia	39	$8,211,593.63	1.78%	7.896%	80.43%	607	80.41%	72.27%
Washington	162	$31,356,840.48	6.80%	8.016%	83.75%	618	87.08%	78.93%
West Virginia	8	$1,088,266.47	0.24%	8.136%	79.73%	594	83.93%	83.92%
Wisconsin	54	$7,415,655.25	1.61%	8.192%	85.66%	615	80.82%	91.10%
Total	**2,535**	**$460,858,497.62**	**100.00%**	**8.002%**	**79.79%**	**621**	**72.74%**	**70.02%**

Mortgage Loan Statistics—Group II

		Minimum	Maximum
Scheduled Principal Balance	$932,936,263	$5,314	$1,299,551
Average Scheduled Principal Balance	$252,554		
Number of Mortgage Loans	3,694		
Weighted Average Gross Coupon	8.221%	5.500%	14.800%
Weighted Average FICO Score	646	451	817
Weighted Average Original LTV	82.16%	13.45%	100.00%
Weighted Average Combined Original LTV	89.18%	13.45%	100.00%
Weighted Average DTI	39.36%	0.00%	77.00%
Weighted Average Original Term	366 months	120 months	480 months
Weighted Average Stated Remaining Term	364 months	64 months	480 months
Weighted Average Seasoning	3 months	0 months	57 months
Weighted Average Gross Margin	5.079%	4.250%	6.750%
Weighted Average Minimum Interest Rate	8.078%	5.500%	14.800%
Weighted Average Maximum Interest Rate	14.078%	11.500%	20.800%
Weighted Average Initial Rate Cap	2.165%	1.000%	3.000%
Weighted Average Subsequent Rate Cap	1.000%	1.000%	1.000%
Weighted Average Months to Roll	29 months	1 month	60 months
Maturity Date		May 1,2012	January 1,2047

Adj Rate Mortgage	76.32%	Full	56.19%
Fixed Rate Mortgage	23.68%	Limited	6.05%
		Stated	37.76%
ARM—2 Yr/6 Mth	14.06%		
ARM—2 Yr/6 Mth 40 Yr	3.36%	Cash-Out Refi	39.94%
ARM—2 Yr/6 Mth IO	7.50%	Purchase	51.43%
ARM—3 Yr/6 Mth	4.71%	Rate/Term Refi	8.63%
ARM—3 Yr/6 Mth 40 Yr	0.81%		
ARM—3 Yr/6 Mth IO	2.07%	Condominium	7.55%
ARM—5 Yr/6 Mth	1.59%	Planned Unit Development	13.53%
ARM—5 Yr/6 Mth 40 Yr	0.75%	Single Family	71.65%
ARM—5 Yr/6 Mth IO	3.05%	Townhouse	0.17%
ARM—6 Month	0.02%	Two to Four Family	7.10%
Balloon—2 Yr/6 Mnth	29.52%		
Balloon—3 Yr/6 Mnth	4.45%	Investor	9.13%
Balloon—30 Year	2.93%	Owner-Occupied	88.60%
Balloon—5 Yr/6 Mnth	4.42%	Second Home	2.27%
Fixed—10 Year	0.00%		
Fixed—15 Year	0.27%	First Lien	91.87%
Fixed—20 Year	0.26%	Second Lien	8.13%
Fixed—30 Year	19.41%		
Fixed—40 Year	0.81%	Top 5 Locations:	
		California	48.20%
Not Interest Only	87.38%	Florida	7.30%
Interest Only	12.62%	Maryland	5.87%
		New York	4.93%
Prepay Penalty: N/A	20.61%	Texas	4.50%
Prepay Penalty: 12 months	7.56%		
Prepay Penalty: 24 months	35.92%		
Prepay Penalty: 36 months	35.91%		

Current Balance ($)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
0.01—50,000.00	336	$12,620,398.71	1.35%	10.901%	90.13%	630	54.36%	30.30%
50,000.01—100,000.00	842	$63,233,210.07	6.78%	10.515%	91.67%	638	50.84%	33.59%
100,000.01—150,000.00	500	$61,648,621.10	6.61%	9.931%	89.58%	643	50.31%	39.64%
150,000.01—200,000.00	315	$55,163,263.37	5.91%	8.719%	83.02%	640	53.68%	67.47%
200,000.01—250,000.00	206	$46,353,794.45	4.97%	8.063%	80.57%	647	58.98%	83.92%
250,000.01—300,000.00	230	$63,414,188.14	6.80%	7.728%	79.03%	646	62.02%	81.68%
300,000.01—350,000.00	199	$64,419,843.71	6.91%	7.862%	80.96%	646	52.35%	85.98%
350,000.01—400,000.00	172	$64,153,659.77	6.88%	7.807%	81.40%	652	50.82%	91.38%
400,000.01—450,000.00	182	$78,227,597.85	8.39%	7.640%	81.18%	645	60.14%	84.56%
450,000.01—500,000.00	198	$94,317,709.02	10.11%	7.730%	81.48%	649	57.58%	82.40%
500,000.01—550,000.00	143	$75,155,394.57	8.06%	7.693%	81.06%	649	57.43%	78.89%
550,000.01—600,000.00	113	$65,511,079.06	7.02%	7.771%	81.62%	651	55.65%	83.35%
600,000.01—650,000.00	87	$54,474,872.11	5.84%	7.972%	81.36%	634	52.71%	93.22%
650,000.01—700,000.00	52	$35,162,753.24	3.77%	7.766%	80.75%	658	59.80%	74.73%
700,000.01—750,000.00	47	$34,129,661.17	3.66%	7.635%	81.18%	666	57.27%	78.77%
750,000.01—800,000.00	16	$12,558,396.03	1.35%	7.816%	76.89%	668	44.17%	87.45%
800,000.01—850,000.00	14	$11,716,441.38	1.26%	8.642%	75.51%	587	71.62%	85.65%
850,000.01—900,000.00	12	$10,545,471.32	1.13%	7.797%	80.97%	646	66.90%	83.21%
900,000.01—950,000.00	9	$8,338,656.27	0.89%	7.794%	80.39%	635	66.99%	100.00%
950,000.01—1,000,000.00	16	$15,823,896.73	1.70%	8.167%	72.29%	632	62.42%	93.68%
>= 1,000,000.01	5	$5,967,354.98	0.64%	7.493%	66.23%	662	81.50%	100.00%
Total	**3,694**	**$932,936,263.05**	**100.00%**	**8.221%**	**82.16%**	**646**	**56.19%**	**76.32%**

Mortgage Interest Rate (%)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
5.500—5.999	50	$19,553,500.23	2.10%	5.779%	76.53%	691	95.51%	100.00%
6.000—6.499	208	$85,368,047.31	9.15%	6.182%	75.32%	689	94.12%	39.27%
6.500—6.999	287	$106,440,303.15	11.41%	6.748%	78.76%	656	84.65%	74.15%
7.000—7.499	302	$118,599,497.88	12.71%	7.242%	79.51%	650	72.50%	86.15%
7.500—7.999	445	$152,844,698.18	16.38%	7.729%	80.68%	648	54.40%	87.52%
8.000—8.499	287	$102,547,954.99	10.99%	8.235%	80.63%	639	38.65%	92.02%
8.500—8.999	320	$106,985,283.95	11.47%	8.729%	82.15%	634	31.79%	91.38%
9.000—9.499	183	$48,516,936.31	5.20%	9.233%	83.50%	628	34.82%	90.51%
9.500—9.999	331	$61,047,429.76	6.54%	9.750%	87.97%	624	40.35%	78.38%
10.000—10.499	205	$32,855,302.42	3.52%	10.236%	88.27%	632	45.61%	81.29%
10.500—10.999	215	$23,045,780.73	2.47%	10.726%	91.79%	639	37.40%	53.20%
11.000—11.499	513	$44,979,069.14	4.82%	11.237%	94.91%	627	45.98%	25.80%
11.500—11.999	226	$20,394,471.26	2.19%	11.706%	94.94%	618	16.36%	31.72%
12.000—12.499	78	$6,753,119.53	0.72%	12.203%	90.23%	617	37.03%	34.08%
12.500—12.999	36	$2,705,912.24	0.29%	12.699%	92.97%	611	17.02%	24.47%
13.000—13.499	4	$137,777.23	0.01%	13.316%	78.81%	503	75.88%	75.88%
13.500—13.999	1	$30,268.50	0.00%	13.550%	75.00%	548	100.00%	0.00%
>= 14.000	3	$130,910.24	0.01%	14.726%	59.83%	494	64.41%	90.10%
Total	**3,694**	**$932,936,263.05**	**100.00%**	**8.221%**	**82.16%**	**646**	**56.19%**	**76.32%**

FICO	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
400—499	33	$2,789,253.63	0.30%	11.615%	79.13%	485	93.49%	92.85%
500—524	72	$14,752,902.76	1.58%	9.972%	77.70%	513	80.72%	87.02%
525—549	92	$25,195,623.74	2.70%	9.544%	78.54%	540	70.32%	90.24%
550—574	133	$46,724,155.25	5.01%	8.898%	81.06%	564	72.00%	88.05%
575—599	157	$49,537,383.89	5.31%	8.359%	82.85%	588	76.82%	81.45%
600—624	780	$175,744,058.82	18.84%	8.267%	83.21%	613	68.77%	79.32%
625—649	918	$203,500,444.67	21.81%	8.345%	82.37%	637	47.64%	73.64%
650—674	653	$165,440,144.05	17.73%	8.121%	83.19%	662	48.92%	75.53%
675—699	392	$109,130,640.05	11.70%	7.898%	81.78%	687	43.49%	78.50%
>= 700	464	$140,121,656.19	15.02%	7.586%	80.94%	733	52.87%	66.03%
Total	**3,694**	**$932,936,263.05**	**100.00%**	**8.221%**	**82.16%**	**646**	**56.19%**	**76.32%**

Original LTV (%) *	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
0.01—50.00	52	$10,332,792.09	1.11%	7.214%	41.47%	652	81.56%	47.53%
50.01—55.00	28	$9,736,599.63	1.04%	6.661%	52.73%	664	90.40%	50.50%
55.01—60.00	36	$10,401,407.25	1.11%	7.419%	58.15%	629	74.04%	61.87%
60.01—65.00	64	$19,204,077.81	2.06%	7.413%	64.05%	650	71.04%	53.39%
65.01—70.00	105	$31,569,703.67	3.38%	7.574%	68.56%	636	68.22%	61.70%
70.01—75.00	149	$51,976,519.43	5.57%	7.493%	73.55%	634	71.80%	60.49%
75.01—79.99	116	$43,596,698.60	4.67%	7.544%	78.31%	647	68.35%	65.93%
80.00—80.00	1,196	$409,086,027.76	43.85%	7.847%	80.00%	652	46.05%	90.36%
80.01—85.00	235	$68,863,204.72	7.38%	8.227%	84.36%	622	68.19%	81.13%
85.01—90.00	714	$164,109,472.92	17.59%	8.527%	89.68%	645	59.34%	88.86%
90.01—95.00	127	$34,590,737.12	3.71%	8.899%	94.70%	632	78.33%	81.94%
95.01—99.99	23	$2,139,746.42	0.23%	10.255%	98.89%	670	69.40%	0.00%
= 100.00	849	$77,329,275.63	8.29%	10.955%	100.00%	653	46.16%	8.00%
Total	**3,694**	**$932,936,263.05**	**100.00%**	**8.221%**	**82.16%**	**646**	**56.19%**	**76.32%**

Original LTV for all first lien loans and combined original LTV for all second lien loans

Combined Original LTV with Simultaneous Seconds (%) **	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
0.01—50.00	52	$10,332,792.09	1.11%	7.214%	41.47%	652	81.56%	47.53%
50.01—55.00	27	$9,037,548.30	0.97%	6.713%	52.72%	659	89.65%	54.41%
55.01—60.00	35	$9,439,800.39	1.01%	7.131%	58.09%	627	71.40%	57.98%
60.01—65.00	64	$18,603,577.81	1.99%	7.364%	63.56%	654	70.10%	48.13%
65.01—70.00	104	$31,400,434.08	3.37%	7.671%	68.27%	635	68.47%	64.68%
70.01—75.00	144	$49,875,734.51	5.35%	7.440%	73.29%	631	74.86%	61.53%
75.01—79.99	99	$37,424,623.65	4.01%	7.481%	78.20%	649	70.89%	60.42%
80.00—80.00	271	$84,752,196.62	9.08%	7.855%	80.00%	629	63.14%	68.19%
80.01—85.00	227	$70,835,479.49	7.59%	8.157%	83.79%	626	71.19%	79.70%
85.01—90.00	726	$173,743,916.56	18.62%	8.480%	89.00%	646	59.35%	88.71%
90.01—95.00	155	$47,108,193.09	5.05%	8.619%	90.67%	633	72.82%	84.45%
95.01—99.99	50	$9,946,349.33	1.07%	8.461%	84.18%	646	53.42%	72.98%
= 100.00	1,740	$380,435,617.13	40.78%	8.493%	84.12%	657	40.97%	78.53%
Total	**3,694**	**$932,936,263.05**	**100.00%**	**8.221%**	**82.16%**	**646**	**56.19%**	**76.32%**

Combined LTV including simultaneous seconds for all first lien loans and combined original LTV for all second lien loans

Original Term (months)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
120	1	$26,250.64	0.00%	10.250%	54.79%	635	100.00%	0.00%
180	32	$2,482,820.49	0.27%	8.787%	74.20%	641	55.07%	0.00%
240	16	$2,396,251.25	0.26%	7.977%	83.86%	661	96.83%	0.00%
360	3,500	$874,502,262.92	93.74%	8.224%	82.22%	646	56.13%	76.17%
480	145	$53,528,677.75	5.74%	8.154%	81.53%	643	55.35%	85.82%
Total	**3,694**	**$932,936,263.05**	**100.00%**	**8.221%**	**82.16%**	**646**	**56.19%**	**76.32%**

Stated Remaining Term (months)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
61—120	1	$26,250.64	0.00%	10.250%	54.79%	635	100.00%	0.00%
121—180	32	$2,482,820.49	0.27%	8.787%	74.20%	641	55.07%	0.00%
181—240	16	$2,396,251.25	0.26%	7.977%	83.86%	661	96.83%	0.00%
301—360	3,500	$874,502,262.92	93.74%	8.224%	82.22%	646	56.13%	76.17%
>= 361	145	$53,528,677.75	5.74%	8.154%	81.53%	643	55.35%	85.82%
Total	**3,694**	**$932,936,263.05**	**100.00%**	**8.221%**	**82.16%**	**646**	**56.19%**	**76.32%**

Debt Ratio (%)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
<= 0.00	1	$84,800.00	0.01%	9.200%	80.00%	693	0.00%	100.00%
0.01—20.00	373	$75,103,943.70	8.05%	8.400%	81.25%	644	69.73%	73.39%
20.01—25.00	165	$39,464,680.55	4.23%	8.180%	80.88%	650	66.52%	75.15%
25.01—30.00	220	$48,640,123.54	5.21%	8.148%	81.35%	658	60.61%	72.96%
30.01—35.00	352	$78,011,532.90	8.36%	8.270%	82.27%	651	55.01%	77.26%
35.01—40.00	560	$137,281,473.60	14.71%	8.234%	82.20%	650	52.17%	72.47%
40.01—45.00	849	$225,005,665.26	24.12%	8.331%	82.55%	647	45.99%	77.99%
45.01—50.00	895	$237,272,605.73	25.43%	8.262%	83.19%	647	53.65%	77.60%
50.01—55.00	260	$82,948,850.32	8.89%	7.741%	80.17%	623	75.94%	78.78%
55.01—60.00	16	$7,814,375.76	0.84%	7.265%	78.61%	615	90.92%	72.93%
>= 60.01	3	$1,308,211.69	0.14%	7.049%	86.94%	619	54.59%	100.00%
Total	**3,694**	**$932,936,263.05**	**100.00%**	**8.221%**	**82.16%**	**646**	**56.19%**	**76.32%**

Product	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
ARM—2 Yr/6 Mth	651	$131,127,920.12	14.06%	9.121%	82.10%	619	47.88%	100.00%
ARM—2 Yr/6 Mth 40 Yr	77	$31,349,960.55	3.36%	8.500%	82.98%	640	44.16%	100.00%
ARM—2 Yr/6 Mth IO	179	$70,009,527.13	7.50%	7.389%	80.44%	664	70.98%	100.00%
ARM—3 Yr/6 Mth	191	$43,937,149.51	4.71%	8.782%	82.22%	630	45.98%	100.00%
ARM—3 Yr/6 Mth 40 Yr	22	$7,582,951.27	0.81%	8.235%	78.01%	638	65.61%	100.00%
ARM—3 Yr/6 Mth IO	50	$19,276,084.92	2.07%	7.309%	80.35%	674	68.50%	100.00%
ARM—5 Yr/6 Mth	72	$14,867,017.11	1.59%	7.813%	78.48%	627	75.30%	100.00%
ARM—5 Yr/6 Mth 40 Yr	25	$7,003,828.69	0.75%	7.607%	84.17%	644	78.38%	100.00%
ARM—5 Yr/6 Mth IO	81	$28,451,618.45	3.05%	6.945%	79.46%	673	78.88%	100.00%
ARM—6 Month	2	$224,317.41	0.02%	11.578%	76.33%	520	100.00%	100.00%
Balloon—2 Yr/6 Mnth	660	$275,439,635.51	29.52%	8.071%	81.94%	644	41.34%	100.00%
Balloon—3 Yr/6 Mnth	108	$41,526,136.90	4.45%	8.056%	83.57%	636	47.95%	100.00%
Balloon—30 Year	80	$27,310,636.39	2.93%	7.280%	78.48%	649	79.00%	0.00%
Balloon—5 Yr/6 Mnth	111	$41,266,398.05	4.42%	6.908%	78.78%	655	82.63%	100.00%
Fixed—10 Year	1	$26,250.64	0.00%	10.250%	54.79%	635	100.00%	0.00%
Fixed—15 Year	32	$2,482,820.49	0.27%	8.787%	74.20%	641	55.07%	0.00%
Fixed—20 Year	16	$2,396,251.25	0.26%	7.977%	83.86%	661	96.83%	0.00%
Fixed—30 Year	1,315	$181,065,821.42	19.41%	8.803%	85.40%	660	67.20%	0.00%
Fixed—40 Year	21	$7,591,937.24	0.81%	7.148%	76.63%	660	70.10%	0.00%
Total	**3,694**	**$932,936,263.05**	**100.00%**	**8.221%**	**82.16%**	**646**	**56.19%**	**76.32%**

Interest Only	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
Interest Only	310	$117,737,230.50	12.62%	7.268%	80.19%	668	72.48%	100.00%
Not Interest Only	3,384	$815,199,032.55	87.38%	8.358%	82.45%	643	53.84%	72.91%
Total	**3,694**	**$932,936,263.05**	**100.00%**	**8.221%**	**82.16%**	**646**	**56.19%**	**76.32%**

Interest Only Term (months)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
N/A	3,384	$815,199,032.55	87.38%	8.358%	82.45%	643	53.84%	72.91%
24	179	$70,009,527.13	7.50%	7.389%	80.44%	664	70.98%	100.00%
36	50	$19,276,084.92	2.07%	7.309%	80.35%	674	68.50%	100.00%
60	81	$28,451,618.45	3.05%	6.945%	79.46%	673	78.88%	100.00%
Total	**3,694**	**$932,936,263.05**	**100.00%**	**8.221%**	**82.16%**	**646**	**56.19%**	**76.32%**

Prepayment Penalty Term (months)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
N/A	860	$192,313,621.45	20.61%	9.017%	82.69%	641	45.25%	77.76%
12	201	$70,537,411.26	7.56%	8.271%	82.82%	648	55.09%	87.46%
24	1,303	$335,091,056.54	35.92%	8.409%	83.58%	640	51.10%	89.88%
36	1,330	$334,994,173.80	35.91%	7.564%	80.30%	653	67.79%	59.60%
Total	**3,694**	**$932,936,263.05**	**100.00%**	**8.221%**	**82.16%**	**646**	**56.19%**	**76.32%**

Lien Position	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
First Lien	2,801	$857,055,115.21	91.87%	7.966%	80.62%	645	57.39%	83.08%
Second Lien	893	$75,881,147.84	8.13%	11.098%	99.55%	656	42.66%	0.00%
Total	**3,694**	**$932,936,263.05**	**100.00%**	**8.221%**	**82.16%**	**646**	**56.19%**	**76.32%**

Documentation Type	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
Full	2,003	$524,214,487.24	56.19%	7.724%	81.48%	638	100.00%	70.95%
Limited	227	$56,470,132.16	6.05%	8.407%	83.06%	633	0.00%	83.28%
Stated	1,464	$352,251,643.65	37.76%	8.930%	83.03%	659	0.00%	83.21%
Total	**3,694**	**$932,936,263.05**	**100.00%**	**8.221%**	**82.16%**	**646**	**56.19%**	**76.32%**

Loan Purpose	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
Cash-Out Refi	1,157	$372,608,213.64	39.94%	7.796%	79.35%	632	70.85%	70.93%
Purchase	2,298	$479,772,812.57	51.43%	8.602%	84.56%	655	41.60%	81.97%
Rate/Term Refi	239	$80,555,236.84	8.63%	7.915%	80.86%	652	75.29%	67.63%
Total	**3,694**	**$932,936,263.05**	**100.00%**	**8.221%**	**82.16%**	**646**	**56.19%**	**76.32%**

Property Type	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
Condominium	315	$70,457,782.43	7.55%	8.397%	83.38%	655	51.18%	80.91%
Planned Unit Development	441	$126,218,564.23	13.53%	8.068%	81.93%	642	63.99%	75.50%
Single Family	2,657	$668,405,223.47	71.65%	8.199%	81.98%	644	57.05%	75.89%
Townhouse	19	$1,620,645.82	0.17%	9.710%	88.31%	645	24.14%	78.33%
Two to Four Family	262	$66,234,047.10	7.10%	8.506%	82.96%	665	38.79%	77.38%
Total	**3,694**	**$932,936,263.05**	**100.00%**	**8.221%**	**82.16%**	**646**	**56.19%**	**76.32%**

Occupancy Type	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
Investor	568	$85,179,857.41	9.13%	9.497%	85.48%	665	34.51%	91.06%
Owner-Occupied	3,069	$826,563,792.14	88.60%	8.100%	81.87%	643	58.31%	74.61%
Second Home	57	$21,192,613.50	2.27%	7.800%	80.05%	664	60.64%	83.97%
Total	**3,694**	**$932,936,263.05**	**100.00%**	**8.221%**	**82.16%**	**646**	**56.19%**	**76.32%**

Loan Type	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
Adj Rate Mortgage	2,229	$712,062,545.62	76.32%	8.119%	81.56%	642	52.23%	100.00%
Fixed Rate Mortgage	1,465	$220,873,717.43	23.68%	8.548%	84.09%	658	68.94%	0.00%
Total	**3,694**	**$932,936,263.05**	**100.00%**	**8.221%**	**82.16%**	**646**	**56.19%**	**76.32%**

Gross Margin (%)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
<= 4.999	1,992	$653,905,987.17	91.83%	8.017%	81.71%	648	50.77%	100.00%
5.000—5.999	163	$44,901,725.59	6.31%	9.056%	81.07%	582	69.86%	100.00%
6.000—6.999	74	$13,254,832.86	1.86%	9.958%	75.72%	541	64.54%	100.00%
Total	**2,229**	**$712,062,545.62**	**100.00%**	**8.119%**	**81.56%**	**642**	**52.23%**	**100.00%**

Minimum Interest Rate (%)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
5.500—5.999	50	$19,553,500.23	2.75%	5.779%	76.53%	691	95.51%	100.00%
6.000—6.499	83	$33,525,612.33	4.71%	6.246%	79.24%	677	88.86%	100.00%
6.500—6.999	208	$79,935,659.10	11.23%	6.798%	79.79%	656	81.86%	100.00%
7.000—7.499	252	$103,184,804.83	14.49%	7.269%	79.65%	650	70.86%	100.00%
7.500—7.999	380	$135,740,120.14	19.06%	7.768%	81.16%	650	52.31%	100.00%
8.000—8.499	254	$96,330,776.68	13.53%	8.285%	80.96%	638	37.00%	100.00%
8.500—8.999	291	$100,950,176.54	14.18%	8.791%	82.05%	633	31.14%	100.00%
9.000—9.499	160	$45,366,361.85	6.37%	9.291%	83.59%	627	36.18%	100.00%
9.500—9.999	172	$47,736,638.81	6.70%	9.773%	85.78%	608	33.92%	100.00%
10.000—10.499	122	$22,828,330.44	3.21%	10.293%	88.22%	618	28.15%	100.00%
10.500—10.999	109	$13,289,572.34	1.87%	10.788%	87.69%	610	28.63%	100.00%
11.000—11.499	65	$6,292,986.26	0.88%	11.330%	85.38%	594	33.93%	100.00%
11.500—11.999	49	$5,263,333.09	0.74%	11.756%	86.43%	579	20.78%	100.00%
12.000—12.499	17	$1,180,077.72	0.17%	12.171%	84.77%	602	14.65%	100.00%
12.500—12.999	12	$662,108.49	0.09%	12.691%	82.52%	558	58.89%	100.00%
13.000—13.499	3	$104,540.39	0.01%	13.274%	83.19%	487	100.00%	100.00%
>= 14.000	2	$117,946.38	0.02%	14.729%	60.06%	488	71.49%	100.00%
Total	**2,229**	**$712,062,545.62**	**100.00%**	**8.119%**	**81.56%**	**642**	**52.23%**	**100.00%**

Maximum Interest Rate (%)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
11.500—11.999	50	$19,553,500.23	2.75%	5.779%	76.53%	691	95.51%	100.00%
12.000—12.499	83	$33,525,612.33	4.71%	6.246%	79.24%	677	88.86%	100.00%
12.500—12.999	208	$79,935,659.10	11.23%	6.798%	79.79%	656	81.86%	100.00%
13.000—13.499	252	$103,184,804.83	14.49%	7.269%	79.65%	650	70.86%	100.00%
13.500—13.999	380	$135,740,120.14	19.06%	7.768%	81.16%	650	52.31%	100.00%
14.000—14.499	254	$96,330,776.68	13.53%	8.285%	80.96%	638	37.00%	100.00%
14.500—14.999	291	$100,950,176.54	14.18%	8.791%	82.05%	633	31.14%	100.00%
15.000—15.499	160	$45,366,361.85	6.37%	9.291%	83.59%	627	36.18%	100.00%
15.500—15.999	172	$47,736,638.81	6.70%	9.773%	85.78%	608	33.92%	100.00%
16.000—16.499	122	$22,828,330.44	3.21%	10.293%	88.22%	618	28.15%	100.00%
16.500—16.999	109	$13,289,572.34	1.87%	10.788%	87.69%	610	28.63%	100.00%
17.000—17.499	65	$6,292,986.26	0.88%	11.330%	85.38%	594	33.93%	100.00%
17.500—17.999	49	$5,263,333.09	0.74%	11.756%	86.43%	579	20.78%	100.00%
18.000—18.499	17	$1,180,077.72	0.17%	12.171%	84.77%	602	14.65%	100.00%
18.500—18.999	12	$662,108.49	0.09%	12.691%	82.52%	558	58.89%	100.00%
19.000—19.499	3	$104,540.39	0.01%	13.274%	83.19%	487	100.00%	100.00%
20.500—20.999	2	$117,946.38	0.02%	14.729%	60.06%	488	71.49%	100.00%
Total	**2,229**	**$712,062,545.62**	**100.00%**	**8.119%**	**81.56%**	**642**	**52.23%**	**100.00%**

Initial Periodic Cap (%)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
1.000	318	$86,104,437.64	12.09%	8.060%	79.92%	648	73.31%	100.00%
2.000	1,251	$422,046,923.08	59.27%	8.320%	82.23%	638	42.01%	100.00%
3.000	660	$203,911,184.90	28.64%	7.728%	80.87%	647	64.50%	100.00%
Total	**2,229**	**$712,062,545.62**	**100.00%**	**8.119%**	**81.56%**	**642**	**52.23%**	**100.00%**

Subsequent Periodic Cap (%)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
1.000	2,229	$712,062,545.62	100.00%	8.119%	81.56%	642	52.23%	100.00%
Total	**2,229**	**$712,062,545.62**	**100.00%**	**8.119%**	**81.56%**	**642**	**52.23%**	**100.00%**

Next Rate Change Date	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
2/1/2007	3	$203,118.51	0.03%	11.037%	80.56%	559	29.36%	100.00%
4/1/2007	1	$132,766.16	0.02%	10.500%	77.35%	600	100.00%	100.00%
5/1/2007	39	$3,496,704.00	0.49%	11.188%	79.55%	568	84.03%	100.00%
6/1/2007	39	$4,201,507.42	0.59%	11.142%	79.25%	566	82.73%	100.00%
7/1/2007	74	$9,520,249.89	1.34%	10.866%	76.29%	585	80.57%	100.00%
4/1/2008	1	$290,417.00	0.04%	8.900%	80.00%	732	0.00%	100.00%
7/1/2008	1	$79,933.89	0.01%	11.250%	90.00%	620	0.00%	100.00%
8/1/2008	4	$1,419,816.28	0.20%	8.430%	82.96%	635	0.00%	100.00%
9/1/2008	7	$3,179,460.62	0.45%	8.160%	85.17%	646	32.52%	100.00%
10/1/2008	46	$15,684,813.29	2.20%	8.248%	83.62%	638	63.10%	100.00%
11/1/2008	117	$43,580,372.96	6.12%	8.063%	81.29%	638	43.71%	100.00%
12/1/2008	950	$328,922,445.17	46.19%	8.185%	82.10%	642	46.03%	100.00%
1/1/2009	304	$98,899,191.00	13.89%	8.233%	81.49%	645	46.10%	100.00%
9/1/2009	1	$93,432.28	0.01%	10.000%	90.00%	601	100.00%	100.00%
10/1/2009	8	$2,152,826.25	0.30%	8.050%	83.19%	675	37.43%	100.00%
11/1/2009	14	$4,440,664.77	0.62%	8.350%	82.56%	637	53.52%	100.00%
12/1/2009	236	$73,858,147.94	10.37%	8.236%	81.93%	636	54.62%	100.00%
1/1/2010	98	$30,462,463.00	4.28%	8.058%	82.55%	652	45.62%	100.00%
7/1/2011	1	$276,995.79	0.04%	7.300%	80.00%	629	100.00%	100.00%
8/1/2011	4	$1,223,408.33	0.17%	6.982%	79.84%	670	61.75%	100.00%
9/1/2011	7	$2,319,703.00	0.33%	8.078%	79.82%	632	69.79%	100.00%
10/1/2011	9	$2,362,243.20	0.33%	6.819%	75.93%	660	84.42%	100.00%
11/1/2011	11	$4,119,285.94	0.58%	7.371%	85.58%	635	97.90%	100.00%
12/1/2011	188	$61,711,210.93	8.67%	7.116%	79.02%	660	79.56%	100.00%
1/1/2012	66	$19,431,368.00	2.73%	6.975%	79.45%	646	79.17%	100.00%
Total	**2,229**	**$712,062,545.62**	**100.00%**	**8.119%**	**81.56%**	**642**	**52.23%**	**100.00%**

Location	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
Alabama	21	$2,324,895.97	0.25%	9.375%	79.93%	637	28.43%	82.46%
Alaska	11	$2,809,235.65	0.30%	7.841%	86.83%	647	100.00%	85.82%
Arizona	41	$8,594,460.02	0.92%	8.292%	82.40%	623	55.13%	85.36%
Arkansas	8	$716,910.22	0.08%	9.477%	84.56%	624	54.54%	33.03%
California	1,418	$449,700,475.26	48.20%	8.020%	81.89%	652	53.79%	78.92%
Colorado	72	$15,904,833.68	1.70%	8.958%	83.27%	643	56.69%	81.15%
Connecticut	22	$5,210,302.84	0.56%	8.240%	82.32%	629	59.34%	64.94%
Delaware	8	$1,941,138.22	0.21%	8.976%	80.45%	589	60.79%	80.83%
District of Columbia	32	$11,632,023.34	1.25%	7.923%	81.35%	662	34.77%	64.22%
Florida	310	$68,078,928.60	7.30%	8.457%	82.62%	643	46.93%	78.09%
Georgia	50	$11,335,086.55	1.21%	8.837%	86.08%	638	47.94%	75.13%
Hawaii	11	$4,835,853.21	0.52%	7.045%	81.23%	673	83.46%	48.53%
Idaho	8	$2,232,975.88	0.24%	8.581%	83.57%	599	100.00%	53.19%
Illinois	140	$29,006,457.21	3.11%	9.018%	84.06%	641	47.67%	80.27%
Indiana	62	$5,128,724.15	0.55%	9.535%	87.16%	656	49.04%	70.65%
Iowa	7	$857,482.28	0.09%	10.271%	86.57%	556	100.00%	100.00%
Kansas	7	$1,026,316.47	0.11%	10.052%	84.62%	567	35.84%	100.00%
Kentucky	5	$773,354.90	0.08%	8.431%	83.19%	604	100.00%	69.66%
Louisiana	13	$1,339,754.87	0.14%	9.622%	80.72%	617	67.05%	83.96%
Maine	6	$1,404,086.43	0.15%	6.682%	80.84%	601	100.00%	63.28%
Maryland	186	$54,752,583.10	5.87%	7.618%	81.45%	655	63.16%	65.05%
Massachusetts	43	$14,021,741.58	1.50%	8.678%	79.66%	624	60.71%	88.50%
Michigan	98	$10,301,017.49	1.10%	9.779%	86.55%	634	28.91%	88.65%
Minnesota	22	$5,857,797.82	0.63%	8.903%	85.60%	609	62.70%	81.98%
Mississippi	1	$56,293.19	0.01%	11.750%	85.00%	538	100.00%	100.00%
Missouri	41	$5,059,387.47	0.54%	9.108%	85.92%	637	45.88%	85.22%
Montana	3	$290,911.49	0.03%	10.073%	87.91%	580	87.63%	57.05%
Nebraska	6	$447,942.48	0.05%	9.759%	81.12%	578	91.16%	57.33%
Nevada	13	$4,237,785.93	0.45%	7.828%	77.64%	664	48.61%	94.60%
New Hampshire	6	$800,215.99	0.09%	7.614%	81.85%	641	89.50%	47.64%
New Jersey	102	$29,155,281.85	3.13%	8.639%	80.95%	635	56.86%	75.28%
New Mexico	8	$786,899.13	0.08%	9.011%	83.71%	604	80.95%	67.44%
New York	123	$45,982,563.81	4.93%	7.749%	81.79%	645	64.03%	65.94%
North Carolina	34	$4,782,814.74	0.51%	8.787%	77.00%	636	73.15%	89.69%
North Dakota	1	$108,876.12	0.01%	10.375%	90.00%	623	100.00%	100.00%
Ohio	40	$3,638,977.63	0.39%	9.833%	86.33%	622	69.69%	85.94%
Oklahoma	14	$1,548,269.90	0.17%	9.982%	84.18%	582	86.12%	77.10%
Oregon	34	$8,820,584.78	0.95%	8.949%	85.27%	649	49.68%	83.80%
Pennsylvania	70	$8,090,104.24	0.87%	8.826%	85.31%	630	58.56%	76.36%
Rhode Island	10	$1,979,831.30	0.21%	9.017%	88.98%	644	61.00%	62.65%
South Carolina	4	$817,846.99	0.09%	8.370%	92.61%	652	92.44%	100.00%
Tennessee	24	$3,768,107.43	0.40%	9.082%	85.50%	625	42.78%	73.38%
Texas	321	$41,975,853.00	4.50%	8.822%	80.92%	633	57.04%	62.49%
Utah	15	$4,369,045.65	0.47%	8.333%	81.54%	675	70.79%	70.63%
Virginia	49	$13,478,237.76	1.44%	7.497%	79.53%	650	77.09%	64.26%
Washington	144	$39,031,714.74	4.18%	7.989%	82.47%	635	76.72%	80.68%
West Virginia	6	$1,106,099.65	0.12%	8.026%	84.63%	644	57.55%	88.54%
Wisconsin	21	$2,207,183.05	0.24%	9.438%	85.23%	598	67.50%	80.70%
Wyoming	3	$608,998.99	0.07%	8.389%	72.23%	625	31.10%	18.79%
Total	**3,694**	**$932,936,263.05**	**100.00%**	**8.221%**	**82.16%**	**646**	**56.19%**	**76.32%**